




MISSION
VISION
VALUES

Moving forward

and staying focused on our core values.

2007 Annual Report

CAR-MART

America's
CAR-MART™
Drive Easy

America's

CAR-MART™

Drive Easy

America's Car-Mart operates 93 automotive dealerships in nine states and is the largest publicly held automotive retailer in the United States focused exclusively on the "Buy Here/Pay Here" segment of the used car market. The Company operates its dealerships primarily in small cities throughout the South-Central United States, selling quality used vehicles and providing financing for substantially all of its customers.

Selected Financial and Operating Information

As of or for the Fiscal Years Ended April 30,	2007	2006	2005
Retail units sold	25,199	27,415	25,399
Same store revenue growth	(3.2%)	9.8%	11.8%
Revenues (000s)	$ 240,334	$234,207	$204,788
Income from continuing operations (000s)	$ 4,232	$ 16,705	$ 17,976
Diluted earnings per share	$ .35	$ 1.39	$ 1.49
Total assets (000s)	$ 173,598	$177,613	$143,668
Total debt (000s)	$ 40,829	$ 43,588	$ 29,145
Stockholders' equity (000s)	$ 123,728	$119,251	$103,265

America's Car-Mart currently operates 93 dealerships in nine states



ALABAMA
Cullman
Muscle Shoals
Tuscaloosa

ARKANSAS
Arkadelphia
Batesville
Benton
Berryville
Camden
Clarksville
Conway
El Dorado
Fayetteville
Forrest City
Fort Smith
Harrison
Hope
Hot Springs
Jacksonville
Jonesboro
Little Rock
Magnolia
Malvern
Morrilton
North Little Rock (2)
Paragould
Pine Bluff (2)
Rogers
Russellville (2)
Searcy
Siloam Springs
Springdale
Trumann
Van Buren
West Memphis

INDIANA
Evansville

KANSAS
Wichita

KENTUCKY
Bowling Green
Elizabethtown
Henderson
Hopkinsville
Lexington
Madisonville
Owensboro (2)
Paducah

MISSOURI
Cape Girardeau
Carthage
Columbia
Jefferson City
Joplin
Neosho
Poplar Bluff
Sedalia
Springfield (2)
West Plains

OKLAHOMA
Ardmore
Claremore
Cushing
Duncan
Enid
Lawton
McAlester
Muskogee
Ponca City
Poteau
Sapulpa
Shawnee
Stillwater
Stilwell
Tahlequah
Tulsa (2)

TENNESSEE
Jackson

TEXAS
Atlanta
Corsicana
Gainesville
Greenville
Longview
Lufkin
Marshall
Mount Pleasant
Nacogdoches
Palestine
Paris
Sherman
Sulphur Springs
Texarkana
Tyler
Wichita Falls

The key to our business is building strong repeat business at our dealerships.


Revenues
in millions
$240.3
'04 '05 '06 '07


Stockholders' Equity
in millions
$123.7
'04 '05 '06 '07


Finance Receivables
in millions
$178.5
'04 '05 '06 '07

To Our Shareholders:

Although Fiscal 2007 was a challenging year both operationally and financially for America's Car-Mart, we were profitable for the year, as we have been every year since Car-Mart's inception in 1981, and we finished the year with positive income, strong cash flow, and reduced debt on our balance sheet. For the year, revenues increased 2.6% to $240 million, with strong interest income growth of nearly 19% and an increase in prices, year over year, of 8.4%. Diluted earnings per share were $.35, which includes a $.28 per diluted share charge to increase the allowance for loan losses offset by a $.05 per diluted share one-time tax benefit. Credit losses, as a percentage of sales, were high at 29.1%, as we worked through our loan portfolio. Over the last five years, Car-Mart's annual credit losses as a percentage of sales have ranged from a low of 18.5% in 2003 to the high this year of 29.1%, with the five-year average being 22.1%. A large majority of our initiatives, as well as our efforts, will be focused on bringing these percentages down to the lower end of this range. Importantly, and as an early indicator of the success of our efforts, we ended the year with the lowest level of over-30-day past due accounts that we had all year, at 3.4%, versus 5.6%, 5.4%, and 3.8% at the end of the prior three Fiscal 2007 quarters. Historically, lower levels of delinquencies have indicated lower levels of future credit losses. Also, our allowance for loan losses is at 22% of finance receivables at April 30, 2007, compared to 19.2% at April 30, 2006. This increased percentage equates to approximately $5.0 million in additional reserve to cover future credit losses on a net receivable base $10 million less than at the end of Fiscal 2006.

From a balance sheet perspective, we continue to have a healthy balance sheet. As we have tightened up our underwriting standards and curtailed our new store openings, we have improved our cash flow and continued to strengthen our balance sheet. We ended Fiscal 2007 with total debt of $40.8 million versus $43.6 million at the end of Fiscal 2006, a reduction of about 6%, and this trend has continued into Fiscal 2008. Our debt to equity stood at 33%, and our debt to finance receivables was 23% at year end.

As we have said many times, the key to our success is building strong repeat business at our dealerships. With that in mind, we have focused our operational efforts on increasing our repeat business and, in fact, reduced it to writing as our Mission Statement—"We strive to earn the repeat business of our customer by providing quality vehicles, affordable payment terms, and excellent service." This Mission Statement is proudly displayed at all of our dealerships.

We have no intention of this Mission Statement being just words. We have examined and modified, where necessary, every aspect of our business to assure that we are living this Mission. For example, we have revised our underwriting criteria, payment terms, and down payment requirements, all with the goal of enhancing our customer's likelihood of developing equity in their vehicle and paying off their loan with us. We have taken a statistically significant sample of our loan portfolio (over 6,000 accounts) and have developed a customer profile for use by our general managers to assist them in

Mission

We strive to earn the repeat business of our customer by providing quality vehicles, affordable payment terms, and excellent service.



Operational Initiatives

The goal of our operational initiatives is the increase in the after-tax returns produced by our Company. We are working hard in the following key aspects of our business:

1 ☐ Underwriting We have adjusted payment terms to closely match the economic life of the vehicle and tightened underwriting at newer and underperforming dealerships. We are using customer profile data to develop proprietary underwriting systems.

2 ☐ Collections We have updated and intensified the recruiting and training of our collection staff and instituted enhanced salary and incentive programs for our collectors.

3 ☐ Purchasing We have made improvements in terms of human resources and information systems to more effectively and efficiently purchase inventory, while at the same time reducing repair and transportation costs.

4 ☐ Sales We are evaluating and updating all aspects of our sales and marketing efforts to attract and retain the best customers. We have intensified our "brand" based advertising and added the Payment Protection Plan for our customers.

5 ☐ Training We have increased the staffing of our Associate Development Department and updated and improved our training course materials, and are aggressively recruiting management candidates. Well-trained future managers are a key to our success.


CAR-MAR

Our Vision...is the result we believe we have achieved, but must still work to maintain.

their underwriting decisions. We are adding to this database every day as our customers' credit information is captured through our proprietary online credit application system. This customer data and system will not only help our managers make better credit decisions, but will also give us the ability to accurately track and predict the expected performance of our loan portfolio. Ultimately, this system, along with our collection efforts, should allow us to further our efforts to maintain an acceptable level of credit losses and achieve an appropriate return on capital.

We have also added a great new product, the Payment Protection Plan, which is a debt waiver agreement that a customer purchases so that if their vehicle is stolen or totaled, we will forgive their debt. This is not only a great sales tool but is very beneficial for customer retention. Although this product is currently only available in Arkansas and Alabama, we hope to have it, or a similar product, available everywhere that we do business. In our initial three months of offering this product to both our new and existing customers, the Payment Protection Plan has been extremely well received, and, along with a 5-month, 5,500 mile service contract, marketed together as the "Drive Easy Package," we offer to our customers the best comprehensive customer protection plan in our industry.

We believe our decentralized system is the best for our business, as it allows our managers to make decisions that would be difficult from an office hundreds of miles away. Often, our best customers are not impressive on paper but, in person, and with the close relationship that our managers develop with their local customers, we are able to be successful with a customer that others would turn away. Having said that, however, the goal of our underwriting system and other initiatives we have is to standardize and institutionalize, where it makes sense, our best practices and to give our managers in the field more "tools" in the toolbox, which will enable them to do their job better.

All of the operational initiatives listed on the preceding page and the ones we discussed in this letter have the same goal of increasing our repeat customer sales at each and every dealership. We know that if our customer pays for his first vehicle at Car-Mart, he is very likely to become a Car-Mart customer for life. Whether we are speaking of purchasing, underwriting, sales, or collections, all of our efforts are focused on completing our Mission. We are enhancing every aspect of our business to further that goal, both with better trained and more qualified Associates, as well as systems, policies, and procedures that provide our Associates with the tools they need to better perform their jobs and, ultimately, fulfill our Mission.

In connection with the execution of our Mission, we also reduced to writing our core values which reflect our corporate culture that has been the single most important reason for our long history of success. These Values—Integrity, Respect, Compassion, and Excellence—are what we look for and expect in each of our Associates, and we know that if we live these Values every day in the workplace, we will earn the repeat business of our customers and, consequently, be on track to complete our Mission.

Vision

To be the most respected Buy Here Pay Here *organization in the country*



These Values...are what we look for and expect in each of our Associates.

We know that as an organization gets bigger and grows not just in size but geographically, it can often be difficult to retain the culture and core Values that built the early success of an organization. Therefore, we have devoted significant capital and human resources in our recruiting, hiring, and ongoing training to making sure that we always retain our culture and Values. In fact, a constant recurring theme in our Associate development is not necessarily how to buy, sell, or collect, but to reinforce our Values and to remember to "just do the right thing."

Our Vision—"To be the most respected Buy Here/Pay Here organization in the country"—is the result we believe we have achieved, but must still work to maintain. Obviously, to achieve and maintain this Vision, we know we must always embrace our core Values and do everything we can to execute our Mission. Our Vision implies not only that we will be the best at what we do but that we will also continue to grow our business in a responsible manner. To be a successful and reliable growth company, we must have the *courage* to believe and invest heavily in our people and systems and the *discipline* to deliver growth in a prudent, long-term profitable manner.

It takes courage and discipline to slow down growth to get everything right, but that is what we began doing in the last three quarters of Fiscal 2007, and what we will do for most of Fiscal 2008. We have put in place numerous initiatives which are beginning to show progress. We want to continue to build all aspects of our infrastructure prior to restarting a vigorous new store growth strategy. We expect to see a significant rebound in profitability from our more mature dealerships. Additionally, over the last five years, we opened up more than 35 new dealerships, and each one of those dealerships has significant upside potential. Therefore, while we are strengthening our company for future growth, we know that we have tremendous bottom line expansion with our existing store base as we focus on profitable sales and rigorous management of our expenses, including capital expenditures. During this period, we will improve our per-vehicle profitability, prior to instituting efforts to significantly increase sales volumes. It is our expectation that we will see strong growth in earnings as we do this and, at the same time, continue to build for future top-line growth. We believe that reliable growth is always in style for long-term investors who look at our company as we do, over an extended horizon. We will all benefit from our courage and discipline to get things right and to continue to execute our Mission and realize our Vision.

Our thanks to the Car-Mart team who embraces our Mission, Vision, and Values and delivers the best experience in Buy Here/Pay Here used car business every day, and to our Board of Directors and shareholders for having confidence in Car-Mart and giving us the opportunity to build a company that will deliver long-term value for all of our shareholders.

Sincerely,

Tilman J. ("Skip") Falgout, III
Chairman and Chief Executive Officer

William H. ("Hank") Henderson
President

Values

Integrity

Respect

Compassion

Excellence

America's
CAR-MART™

2007 Form 10-K


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-14939

AMERICA'S CAR-MART, INC.

(Exact name of registrant as specified in its charter)

Texas	**63-0851141**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
802 Southeast Plaza Avenue, Suite 200	
Bentonville, Arkansas	**72712**
(Address of principal executive offices)	(Zip Code)

(479) 464-9944

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to section 12(g) of the Act:

Common Stock, $.01 par value

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates on October 31, 2006 was $154,068,451 (10,312,480 shares), based on the closing price of the registrant's common stock of $14.94.

There were 11,878,110 shares of the registrant's common stock outstanding as of July 13, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be furnished to stockholders in connection with its 2007 Annual Meeting of Stockholders are incorporated by reference in response to Part III of this report.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K contains numerous "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address the Company's future objectives, plans and goals, as well as the Company's intent, beliefs and current expectations regarding future operating performance, and can generally be identified by words such as "may," "will," "should," "believe," "expect," "anticipate," "intend," "plan," "foresee," and other similar words or phrases. Specific events addressed by these forward-looking statements include, but are not limited to:

- new store openings;
- same store revenue growth;
- future revenue growth;
- receivables growth greater than revenue growth;
- future credit losses;
- the Company's business and growth strategies;
- financing the majority of growth from profits; and
- having adequate liquidity to satisfy its capital needs.

These forward-looking statements are based on the Company's current estimates and assumptions and involve various risks and uncertainties. As a result, you are cautioned that these forward-looking statements are not guarantees of future performance, and that actual results could differ materially from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from the Company's projections include those risks described elsewhere in this report, as well as:

- the availability of credit facilities to support the Company's business;
- the Company's ability to underwrite and collect its loans effectively;
- competition;
- dependence on existing management;
- changes in lending laws or regulations; and
- general economic conditions in the markets in which the Company operates, including fluctuations in employment levels.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

Item 1. Business

Business and Organization

America's Car-Mart, Inc., a Texas corporation (the "Company"), is the largest publicly held automotive retailer in the United States focused exclusively on the "Buy Here/Pay Here" segment of the used car market. References to the Company typically include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car-Mart, Inc., an Arkansas corporation, ("Car-Mart of Arkansas") and Colonial Auto Finance, Inc., an Arkansas corporation, ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2007, the Company operated 92 stores located primarily in small cities throughout the South-Central United States.

In October 2001, the Company made the decision to sell all of its operating subsidiaries except Car-Mart, and relocate its corporate headquarters to Bentonville, Arkansas where Car-Mart is based. As a result of this decision, all of the Company's other operating subsidiaries were sold. The Company sold its last remaining discontinued operation in July 2002.

Business Strategy

In general, it is the Company's objective to continue to expand its Buy Here/Pay Here used car operation using the same business model that has been developed by Car-Mart over the last 26 years. This business strategy focuses on:

- **Collecting Customer Accounts.** Collecting customer accounts is perhaps the single most important aspect of operating a Buy Here/Pay Here used car business and is a focal point for store level and corporate office personnel on a daily basis. Periodically, the Company measures and monitors the collection results of its stores using internally developed delinquency and account loss standards. Substantially all associate incentive compensation is tied directly or indirectly to collection results. Over the last five years, Car-Mart's annual credit losses as a percentage of sales have ranged from a low of 18.5% in 2003 to a high of 29.1% in 2007 (average of 22.1%). The Company believes that it can continue to be successful provided it maintains its credit losses within or below its historical credit loss range.

- **Maintaining a Decentralized Operation.** The Company's dealerships will continue to operate on a decentralized basis. Each store is responsible for buying (with the assistance of a corporate office purchasing agent) and selling its own vehicles, making credit decisions and collecting the loans it originates in accordance with established policies and procedures. Most customers make their payments in person at one of the Company's dealerships. This decentralized structure is complemented by the oversight and involvement of corporate office management and the maintenance of centralized financial controls, including establishing standards for down-payments and contract terms as well as an internal compliance function.

- **Expanding Through Controlled Organic Growth.** The Company plans to continue to expand its operations by increasing revenues at existing dealerships and opening new dealerships. The Company has decided to curtail its new store openings until operational initiatives have shown positive results. The focus will be on improving performance of existing dealerships prior to opening significant numbers of new stores. The Company acquired one existing Buy Here/Pay Here dealership in March 2006 and another in May 2006 and may consider acquiring additional existing dealerships if conditions and terms are favorable. However, the Company will continue to view organic growth as its primary source for growth.

- **Selling Basic Transportation.** The Company will continue to focus on selling basic and affordable transportation to its customers. The Company generally does not sell luxury cars or sports cars. The average retail sales price was $8,125 in fiscal 2007. By selling vehicles at this price point, the Company is able to keep the terms of its installment sales contracts relatively short (overall portfolio average of 27.1 months), while requiring relatively low payments.

- **Operating in Smaller Communities.** The majority of the Company's dealerships are located in cities and towns with a population of 50,000 or less. The Company believes that by operating in smaller communities it experiences better collection results. Further, the Company believes that operating costs, such as salaries, rent and advertising, are lower in smaller communities than in major metropolitan areas.

- **Enhance Management including Promoting from Within.** It has been the Company's practice to try to hire honest and hardworking individuals to fill entry level positions, nurture and develop these associates, and attempt to fill the vast majority of its managerial positions from within the Company. By promoting from within, the Company believes it is better able to train its associates in the Car-Mart way of doing business, maintain the Company's unique culture and develop the loyalty of its associates. Additionally, the Company looks outside for associates possessing requisite skills who share the values and appreciate the Company's unique culture developed over the years.

- **Cultivating Customer Relationships.** The Company believes that developing and maintaining a relationship with its customers are critical to the success of the Company. A large percentage of sales at mature stores are made to repeat customers, and the Company estimates an additional 10% to 15% of sales result from customer referrals. By developing a personal relationship with its customers, the Company believes it is in a better position to assist a customer, and the customer is more likely to cooperate with the Company, should the customer experience financial difficulty during the term of his or her installment loan with the Company. The Company is able to cultivate these relationships as the majority of its customers make their payments in person at one of the Company's dealerships on a weekly or bi-weekly basis.

Business Strengths

The Company believes it possesses a number of strengths or advantages that distinguish it from most of its competitors. These business strengths include:

- **Experienced and Motivated Management.** The Company's executive operating officers have an average tenure of approximately 17 years. Several of Car-Mart's store managers have been with the Company for more than 10 years. Each store manager is compensated, at least in part (some entirely), based upon the net income of his or her store. A significant portion of the compensation of Car-Mart senior management is incentive based.

- **Proven Business Practices.** The Company's operations are highly structured. While stores are operated on a decentralized basis, the Company has established policies, procedures and business practices for virtually every aspect of a store's operations. Detailed operating manuals are available to assist the store manager and office, sales and collections personnel in performing their daily tasks. As a result, each store is operated in a uniform manner. Further, corporate office personnel monitor the stores' operations through weekly visits and a number of daily, weekly and monthly communications and reports.

- **Low Cost Operator.** The Company has structured its store and corporate office operations to minimize operating costs. The number of associates employed at the store level is dictated by the number of active customer accounts each store services. Associate compensation is standardized for each store position. Other operating costs are closely monitored and scrutinized. Technology is utilized to maximize efficiency. The Company believes its operating costs as a percentage of revenues, or per unit sold, are among the lowest in the industry.

- **Well Capitalized / Limited External Capital Required for Growth.** As of April 30, 2007, the Company's debt to equity ratio was 0.33 to 1.0, which the Company believes is lower than the majority of its competitors. Further, the Company believes it can fund a significant amount of its planned growth from net income generated from operations. Of the external capital that will be needed to fund growth, the Company plans to draw on its existing credit facilities, or renewals or replacements of those facilities.

- **Significant Expansion Opportunities.** The Company generally targets smaller communities to locate its dealerships (i.e., populations from 20,000 to 50,000), but has had success in larger cities such as Tulsa, Oklahoma and Little Rock, Arkansas. The Company believes there are numerous suitable communities within the nine states and other contiguous states in which the Company currently operates to satisfy any anticipated store growth for the next several years. However, the Company does not currently plan to add locations in fiscal 2008 until the operational initiatives which are underway have proven successful. Additionally, existing lots will be analyzed to ensure that they are producing desired results and have potential to provide adequate returns on invested capital.

Operations

- **Store Organization.** Stores are operated on a decentralized basis. Each store is responsible for buying (with the assistance of a corporate office buyer) and selling vehicles, making credit decisions, and servicing and collecting the installment loans it originates. Stores also maintain their own records and make daily deposits. Store-level financial statements are prepared by the corporate office on a monthly basis. Depending on the number of active customer accounts, a store may have as few as two or as many as 25 full-time associates employed at that location. Associate positions at a large store may include a store manager, assistant store manager, manager trainee, office manager, assistant office manager, service manager, buyer, collections personnel, salesmen and lot attendants. Stores are open Monday through Saturday from 9:00 a.m. to 6:00 p.m. The Company has both regular and satellite stores. Satellite stores are similar to regular stores, except that they tend to be smaller, sell fewer vehicles and their financial performance is not captured in a stand alone financial statement, but rather is included in the financial results of the sponsoring regular store.

- **Store Locations and Facilities.** Below is a summary of stores opened during the fiscal years ended April 30, 2007, 2006 and 2005:

	Years Ended April 30,		
	2007	2006	2005
Stores at beginning of year	85	76	70
New stores opened/acquired	7	10	6
Stores closed	-	(1)	-
Stores at end of year	92	85	76

Below is a summary of store locations by state as of April 30, 2007, 2006 and 2005:

	As of April 30,		
Stores by State	2007	2006	2005
Arkansas	34	34	34
Oklahoma	17	15	13
Texas	16	16	14
Kentucky	9	8	7
Missouri	10	9	6
Kansas	1	1	1
Indiana	1	1	1
Tennessee	1	1	-
Alabama	3	-	-
Total	92	85	76

Stores are typically located in smaller communities. As of April 30, 2007, approximately 74% of the Company's stores were located in cities with populations of less than 50,000. Stores are located on leased or owned property between one and three acres in size. When opening a new store the Company will typically use an existing structure on the property to conduct business, or purchase a modular facility while business at the new location develops. Store facilities typically range in size from 1,500 to 5,000 square feet.

- **Purchasing.** The Company purchases vehicles primarily through wholesalers, new car dealers and from auctions. The majority of vehicle purchasing is performed by the Company's buyers, although certain store managers are authorized to purchase vehicles. On average, a buyer will purchase vehicles for three stores. Buyers report to the store manager, or managers, for whom they make purchases, and to a regional purchasing director. The regional purchasing directors monitor the quantity and quality of vehicles purchased and compare the cost of similar vehicles purchased among different buyers.

Generally, the Company's buyers purchase vehicles between three and 10 years of age with 80,000 to 120,000 miles, and pay between $3,000 and $6,000 per vehicle. The Company focuses on providing basic transportation to its customers. The Company generally does not purchase sports cars or luxury cars. Some of the more popular vehicles the Company sells include the Ford Taurus and Escort, Chevrolet Lumina and Cavalier, Dodge Neon, Pontiac Grand Am and Oldsmobile Cutlass. The Company also sells a number of trucks and sport utility vehicles. Buyers inspect and test-drive almost every vehicle they purchase. Buyers attempt to purchase vehicles that require little or no repair as the Company has limited facilities to repair or recondition vehicles.

- **Selling, Marketing and Advertising.** Stores generally maintain an inventory of 15 to 75 vehicles depending on the maturity of the dealership. Inventory turns over approximately 10 to 12 times each year. Selling is done principally by the store manager, assistant manager, manager trainee or sales associate. Sales associates are paid a commission for sales that they make in addition to an hourly wage. Sales are made on an "as is" basis; however, customers are given an option to purchase a five month or 5,500 mile service contract for $395 which covers certain vehicle components and assemblies. For covered components and assemblies, the Company coordinates service with third party service centers with which the Company typically has previously negotiated labor rates and mark-up percentages on parts. The majority of the Company's customers elect to purchase a service contract when purchasing a vehicle.

The Company's objective is to offer its customers basic transportation at a fair price and treat each customer in such a manner as to earn his or her repeat business. The Company attempts to build a positive reputation in each community where it operates and generate new business from such reputation as well as from customer referrals. The Company estimates that approximately 10% to 15% of the Company's sales result from customer referrals. The Company recognizes repeat customers with silver, gold and platinum plaques representing the purchase of 5, 10 and 15 vehicles, respectively. These plaques are prominently displayed at the dealership where the vehicles were purchased. For mature dealerships, a large percentage of sales are to repeat customers.

The Company primarily advertises in local newspapers, on the radio and on television. In addition, periodically the Company conducts promotional sales campaigns in order to increase sales.

- **Underwriting and Finance.** The Company provides financing to substantially all of its customers who purchase a vehicle at one of its stores. The Company only provides financing to its customers for the purchase of its vehicles, and the Company does not provide any type of financing to non-customers. The Company's installment sales contracts typically include down payments ranging from 0% to 17% (average of 7%), terms ranging from 12 months to 36 months (average of 27.1 months), and annual interest charges ranging from 6% to 19% (average of 13.6 % at April 30, 2007). The Company requires that payments be made on a weekly, bi-weekly, semi-monthly or monthly basis to coincide with the day the customer is paid by his or her employer. Upon the customer and the Company reaching a preliminary agreement as to financing terms, the Company obtains a credit application from the customer which includes information regarding employment, residence and credit history, personal references and a detailed budget itemizing the customer's monthly income and expenses. Certain information is then verified by Company personnel. After the verification process, the store manager makes the decision to accept, reject or modify (perhaps obtain a greater down payment or require an acceptable co-buyer or suggest a lower priced vehicle) the proposed transaction. In general, the store manager attempts to assess the stability and character of the applicant. The store manager who makes the credit decision is ultimately responsible for collecting the loan, and his or her compensation is directly related to the collection results of his or her store.

- **Collections.** All of the Company's retail installment contracts are serviced by Company personnel at the store level. The majority of the Company's customers make their payments in person at the store where they purchased their vehicle, although some customers send their payments through the mail. Each store closely monitors its customer accounts using the Company's proprietary receivables and collections software that stratifies past due accounts by the number of days past due. The Company believes that the timely response to past due accounts is critical to its collections success.

The Company has established standards with respect to the percentage of accounts one and two weeks past due, the percentage of accounts three or more weeks past due, and for larger stores, one and two weeks past due, 15 to 44 days past due and 45-plus days past due (delinquency standards), and the percentage of accounts where the vehicle was repossessed or the account was charged off that month (account loss standard).

The Company works very hard to keep its delinquency percentages low, and not to repossess vehicles. Accounts one day late are sent a notice in the mail. Accounts three days late are contacted by telephone. Notes from each telephone contact are electronically maintained in the Company's computer system. If a customer becomes severely delinquent in his or her payments, and management determines that timely collection of future payments is not probable, the Company will take steps to repossess the vehicle. The Company attempts to resolve payment delinquencies amicably prior to repossessing a vehicle. Periodically, the Company enters into contract modifications with its customers to extend the payment terms. The Company only enters into a contract modification or extension if it believes such action will increase the amount of monies the Company will ultimately realize on the customer's account. For those vehicles that are repossessed, the majority are returned or surrendered by the customer on a voluntary basis. Other repossessions are performed by Company personnel or third party repossession agents. Depending on the condition of a repossessed vehicle, it is either resold on a retail basis through a Company store, or sold for cash on a wholesale basis primarily through physical and/or on-line auctions.

- **New Store Openings.** The Company plans to curtail new store openings until operational initiatives have shown positive results. Senior management, with the assistance of the corporate office staff, will make decisions with respect to the communities in which to locate a new store and the specific sites within those communities. New stores have historically been located in the general proximity of existing stores to facilitate the corporate office's oversight of the Company's stores.

The Company's approach with respect to new store openings has been one of gradual development. The manager in charge of a new store is normally a recently promoted associate who was an assistant manager at a larger store or a manager trainee. The corporate office provides significant resources and support with pre-opening and initial operations of new dealerships. The facility may be of a modular nature or an existing structure. New stores operate with a low level of inventory and personnel. As a result of the modest staffing level, the new store manager performs a variety of duties (i.e., selling, collecting and administrative tasks) during the early stages of his or her store's operations. As the store develops and the customer base grows, additional staff is hired.

Typically, monthly sales levels at new stores are substantially less than sales levels at mature stores. Over time new stores gain recognition in their communities, and a combination of customer referrals and repeat business generally facilitate sales growth. Sales growth at new stores can exceed 20% per year for a number of years. Historically, mature stores typically experience annual sales growth, but at a lower percentage than new stores. However, in 2007 the Company experienced a decrease in sales at mature stores as it focused on improving the quality of sales in the face of increased credit losses.

New stores are generally provided with approximately $500,000 to $750,000 in capital from the corporate office during the first 12 to 24 months of operation. These funds are used principally to fund receivables growth. After this 12 to 24 month start-up period, new stores typically become cash flow positive. That is, receivables growth is funded from store profits rather than additional capital from the corporate office. This limitation of capital to new, as well as existing, stores serves as an important operating discipline. Essentially, stores must be profitable in order to grow. Typically, new stores are profitable within the first year of opening.

- **Corporate Office Oversight and Management.** The corporate office, based in Bentonville, Arkansas, consists of area operations managers, regional vice presidents, regional purchasing directors, a vice president of purchasing, compliance auditors, associate and management development personnel, accounting and management information systems personnel, administrative personnel and senior management. The corporate office monitors and oversees store operations. The Company's stores transmit and submit operating and financial information and reports to the corporate office on a daily, weekly and monthly basis. This information includes cash receipts and disbursements, inventory and receivables levels, receivables agings and sales and account loss data. The corporate office uses this information to compile Company-wide reports, plan store visits and prepare monthly financial statements.

Periodically, area operations managers, regional vice presidents, compliance auditors and senior management visit the Company's stores to inspect, review and comment on operations. Often, the corporate office assists in training new managers and other store level associates. Compliance auditors visit lots quarterly to ensure policies and procedures are being followed and that the Company's assets are being safe-guarded. In addition to financial results, the corporate office uses delinquency and account loss standards and a point system to evaluate a store's performance. Also, bankrupt and legal action accounts and other accounts that have been written off at dealerships are handled corporately in an effort to allow store personnel time to focus on more current accounts.

The Company's store managers meet monthly on an area, regional or Company-wide basis. At these meetings, corporate office personnel provide training and recognize achievements of store managers. Near the end of every fiscal year, the respective area operations manager, regional vice president and senior management conduct "projection" meetings with each store manager. At these meetings, the year's results are reviewed and ranked relative to other stores, and both quantitative and qualitative goals are established for the upcoming year. The qualitative goals may focus on staff development, effective delegation, and leadership and organization skills. Quantitatively, the Company establishes unit sales goals and, depending on the circumstances, may establish delinquency, account loss or expense goals.

The corporate office is also responsible for establishing policy, maintaining the Company's management information systems, conducting compliance audits, orchestrating new store openings and setting the strategic direction for the Company.

Industry

- **Used Car Sales.** The market for used car sales in the United States is significant. Used car retail sales typically occur through franchised new car dealerships that sell used cars or independent used car dealerships. The Company operates in the Buy Here/Pay Here segment of the independent used car sales and finance market. Buy Here/Pay Here dealers sell and finance used cars to individuals with limited credit histories or past credit problems. Buy Here/Pay Here dealers typically offer their customers certain advantages over more traditional financing sources, such as broader and more flexible underwriting guidelines, flexible payment terms (including scheduling payments on a weekly or bi-weekly basis to coincide with a customer's payday), and the ability to make payments in person, an important feature to individuals who may not have a checking account.

- **Used Car Financing.** The used automobile financing industry is served by traditional lending sources such as banks, savings and loans, and captive finance subsidiaries of automobile manufacturers, as well as by independent finance companies and Buy Here/Pay Here dealers. Despite significant opportunities, many of the traditional lending sources do not consistently provide financing to individuals with limited credit histories or past credit problems. Management believes traditional lenders avoid this market because of its high credit risk and the associated collections efforts.

Competition

The used automotive retail industry is highly competitive and fragmented. The Company competes principally with other independent Buy Here/Pay Here dealers, and to a lesser degree with (i) the used vehicle retail operations of franchised automobile dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions. The Company competes for both the purchase and resale of used vehicles.

Management believes the principal competitive factors in the sale of its used vehicles include (i) the availability of financing to consumers with limited credit histories or past credit problems, (ii) the breadth and quality of vehicle selection, (iii) pricing, (iv) the convenience of a dealership's location, (v) the option to purchase a service contract, and (vi) customer service. Management believes that its dealerships are competitive in each of these areas.

Regulation and Licensing

The Company's operations are subject to various federal, state and local laws, ordinances and regulations pertaining to the sale and financing of vehicles. Under various state laws, the Company's dealerships must obtain a license in order to operate or relocate. These laws also regulate advertising and sales practices. The Company's financing activities are subject to federal truth-in-lending and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Among other things, these laws require that the Company limit or prescribe terms of the contracts it originates, require specified disclosures to customers, restrict collections practices, limit the Company's right to repossess and sell collateral, and prohibit discrimination against customers on the basis of certain characteristics including age, race, gender and marital status.

The states in which the Company operates impose limits on interest rates the Company can charge on its loans. These limits are generally based on either (i) a specified margin above the federal primary credit rate, (ii) the age of the vehicle, or (iii) a fixed rate. Management believes the Company is in compliance in all material respects with all applicable federal, state and local laws, ordinances and regulations. However, the adoption of additional laws, changes in the interpretation of existing laws, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's used vehicle sales and finance business.

Employees

As of April 30, 2007, the Company, including its consolidated subsidiaries, employed approximately 800 persons full time. None of the Company's employees are covered by a collective bargaining agreement and the Company believes that its relations with its employees are good.

Available Information

The Company's website is located at www.car-mart.com. The Company makes available on this website, free of charge, access to the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, as well as proxy statements and other information the Company files with, or furnishes to, the Securities and Exchange Commission ("SEC") as soon as reasonably practicable after the Company electronically submits this material to the SEC. The information contained on the website or available by hyperlink from the website is not incorporated into this Annual Report on Form 10-K or other documents the Company files with, or furnish to, the SEC.

Executive Officers

The executive officers of the Company are as follows:

Name	Age	Position with the Company
Tilman J. Falgout, III	58	Chairman of the Board, Chief Executive Officer, General Counsel and Director
William H. Henderson	43	Vice Chairman of the Board, President and Director
Eddie L. Hight	44	Chief Operating Officer
Jeffrey A. Williams	44	Chief Financial Officer, Vice President Finance and Secretary

Tilman J. Falgout, III has served as Chairman of the Board since May 2004, Chief Executive Officer of the Company since May 2002, General Counsel since 1995 and a director of the Company since 1992. From 1995 until May 2002, Mr. Falgout also served as Executive Vice President of the Company. From 1978 through June 1995, Mr. Falgout was a partner in the law firm of Stumpf & Falgout, Houston, Texas.

William H. Henderson has served as Vice Chairman of the Board since May 2004 and as President of the Company since May 2002. From 1999 until May 2002, Mr. Henderson served as Chief Operating Officer of Car-Mart. From 1992 through 1998, Mr. Henderson served as General Manager of Car-Mart. From 1987 to 1992, Mr. Henderson primarily held the positions of District Manager and Regional Manager at Car-Mart.

Eddie L. Hight has served as Chief Operating Officer of the Company since May 2002. From 1984 until May 2002, Mr. Hight held a number of positions at Car-Mart including Store Manager and Regional Manager.

Jeffrey A. Williams has served as Chief Financial Officer, Vice President Finance and Secretary of the Company since October 1, 2005. From October 2004 until his employment by the Company, he served as the Chief Financial Officer of Budgetext Corporation, a distributor of new and used textbooks. From February 2004 to October 2004, Mr. Williams was the President and founder of Clearview Enterprises, LLC, a regional distributor of animal health products. From January 1999 to January 2004, Mr. Williams was Chief Financial Officer and Vice President of Operations of Wynco, LLC, a nationwide distributor of animal health products.

Item 1A. Risk Factors

Car-Mart is subject to various risks, including the risks described below. Car-Mart's business, operating results, and financial condition could be materially and adversely affected by any of these risks. Additional risks not presently known to the Company or that Car-Mart currently deems immaterial may also impair its business and operations.

Risks Related to the Used Automotive Retail and Finance Industry

The Company may have a higher risk of delinquency and default than traditional lenders because it loans money to credit-impaired borrowers.

Substantially all of Car-Mart's automobile contracts involve loans made to individuals with impaired or limited credit histories, or higher debt-to-income ratios than permitted by traditional lenders. Loans made to borrowers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than loans made to borrowers with better credit. Delinquency interrupts the flow of projected interest income and repayment of principal from a loan, and a default can ultimately lead to a loss if the net realizable value of the automobile securing the loan is insufficient to cover the principal and interest due on the loan or the vehicle cannot be recovered. Car-Mart's profitability depends, in part, upon its ability to properly evaluate the creditworthiness of non-prime borrowers and efficiently service such loans. Although the Company believes that its underwriting criteria and collection methods enable it to manage the higher risks inherent in loans made to non-prime borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. If the Company experiences higher losses than anticipated, its financial condition, results of operations and business prospects could be materially and adversely affected.

A decrease in market interest rates would likely have an adverse effect on the Company's profitability.

The Company's earnings are impacted by its net interest income, which is the difference between the income earned on interest-bearing assets and the interest paid on interest-bearing notes payable. The Company's finance receivables generally bear interest at fixed rates ranging from 6% to 19%, while its revolving notes payable contain variable interest rates that fluctuate with market interest rates. However, interest rates charged on finance receivables originated in the State of Arkansas are limited to the federal primary credit rate plus 5%. Typically, the Company charges interest on its Arkansas loans at or near the maximum rate allowed by law. Thus, while the interest rates charged on the Company's loans do not fluctuate once established, new loans originated in Arkansas are set at a spread above the federal primary credit rate which does fluctuate. At April 30, 2007, approximately 57% of the Company's finance receivables were originated in Arkansas. Assuming that this percentage is held constant for future loan originations, the long-term effect of decreases in the federal primary credit rate would generally have a negative effect on the profitability of the Company because the amount of interest income lost on Arkansas originated loans would likely exceed the amount of interest expense saved on the Company's variable rate borrowings.

The Company's allowance for credit losses may not be sufficient to cover actual credit losses, which could adversely affect its financial condition and operating results.

From time to time, the Company has to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of the collateral securing loans. The Company maintains an allowance for credit losses in an attempt to cover credit losses inherent in its loan portfolio. Additional credit losses will likely occur in the future and may occur at a rate greater than the Company has experienced to date. The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to delinquency levels, collateral values, economic conditions and underwriting and collections practices. This evaluation is inherently subjective as it requires estimates of material factors that may be susceptible to significant change. If the Company's assumptions and judgments prove to be incorrect, its current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio.

A reduction in the availability or access to sources of inventory would adversely affect the Company's business by increasing the costs of vehicles purchased.

Car-Mart acquires vehicles primarily through wholesalers, new car dealers and from auctions. There can be no assurance that sufficient inventory will continue to be available to the Company or will be available at comparable costs. Any reduction in the availability of inventory or increases in the cost of vehicles would adversely affect gross profit percentages as the Company focuses on keeping payments affordable to its customer base. The Company could have to absorb cost increases.

The used automotive retail industry is highly competitive and fragmented, which could result in increased costs to the Company for vehicles and adverse price competition.

The Company competes principally with other independent Buy Here/Pay Here dealers, and to a lesser degree with (i) the used vehicle retail operations of franchised automobile dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions. The Company competes for both the purchase and resale of used vehicles. The Company's competitors may sell the same or similar makes of vehicles that Car-Mart offers in the same or similar markets at competitive prices. Increased competition in the market, including new entrants to the market, could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins. Further, if any of Car-Mart's competitors seek to gain or retain market share by reducing prices for used vehicles, the Company would likely reduce its prices in order to remain competitive, which may result in a decrease in its sales and profitability and require a change in its operating strategies.

An economic slowdown will have adverse consequences for the used automotive industry and may have greater consequences for the non-prime segment of the industry.

In the normal course of business, the used automotive retail industry is subject to changes in regional U.S. economic conditions, including, but not limited to, interest rates, gasoline prices, inflation, personal discretionary spending levels, and consumer sentiment about the economy in general. Any significant changes in economic conditions could adversely affect consumer demand and/or increase costs, resulting in lower profitability for the Company. Due to the Company's focus on non-prime borrowers, its actual rate of delinquencies, repossessions and credit losses on loans could be higher under adverse economic conditions than those experienced in the automotive retail finance industry in general.

The used automotive industry operates in a highly regulated environment with significant attendant compliance costs and penalties for non-compliance.

The used automotive industry is subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements and laws regarding advertising, vehicle sales, financing, and employment practices. Facilities and operations are also subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. The violation of these laws and regulations could result in administrative, civil, or criminal penalties against the Company, or in a cease and desist order. As a result, the Company has incurred, and will continue to incur, capital and operating expenditures, and other costs in complying with these laws and regulations. Further, over the past several years, private plaintiffs and federal, state, and local regulatory and law enforcement authorities have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale of motor vehicles.

Inclement weather can adversely impact the Company's operating results.

The occurrence of weather events, such as rain, snow, wind, storms, hurricanes, or other natural disasters, adversely affecting consumer traffic at Car-Mart's automotive dealerships, could negatively impact the Company's operating results.

Risks Related to the Company

The Company's business is geographically concentrated; therefore, the Company's results of operations may be adversely affected by unfavorable conditions in its local markets.

The Company's performance is subject to local economic, competitive, and other conditions prevailing in the nine states where Car-Mart operates. The Company provides financing in connection with the sale of substantially all of its vehicles. These sales are made primarily to customers residing in Arkansas, Oklahoma, Texas, Kentucky and Missouri, with approximately 54% of revenues resulting from sales to Arkansas customers. The Company's current results of operations depend substantially on general economic conditions and consumer spending habits in these local markets.

Car-Mart's success depends upon the continued contributions of its management teams.

The Company is dependent upon the continued contributions of its management teams and other key employees. Since the Company maintains a decentralized operation in which each store is responsible for buying and selling its own vehicles, making credit decisions and collecting loans it originates, the key employees at each store are important factors in the Company's ability to implement its business strategy. Consequently, the loss of the services of key employees could have a material adverse effect on the Company's results of operations. In addition, when Car-Mart decides to open new lots, the Company will need to hire additional personnel. The market for qualified employees in the industry and in the regions in which Car-Mart operates is highly competitive and may subject the Company to increased labor costs during periods of low unemployment.

The Company's business is dependent upon the efficient operation of its information systems.

Car-Mart relies on its information systems to manage its sales, inventory, consumer financing, and customer information effectively. The failure of the Company's information systems to perform as designed, or the failure to maintain and continually enhance or protect the integrity of these systems, could disrupt the Company's business, impact sales and profitability, or expose the Company to customer or third-party claims.

Changes in the availability or cost of capital and working capital financing could adversely affect the Company's growth and business strategies.

The Company generates cash from income from continuing operations. The cash is primarily used to fund finance receivables growth, which have historically grown slightly faster than revenues. To the extent finance receivables growth exceeds income from continuing operations, generally the Company increases its borrowings under its revolving credit facilities to provide the cash necessary to make loans. On a long-term basis, the Company expects its principal sources of liquidity to consist of income from continuing operations and borrowings under revolving credit facilities and/or fixed interest term loans. Any adverse changes in the Company's ability to borrow under revolving credit facilities or fixed interest term loans, or any increase in the cost of such borrowings, would likely have a negative impact on the Company's ability to finance receivables growth which would adversely affect the Company's growth and business strategies.

Further, Car-Mart's current credit facilities contain various reporting and performance covenants. Any failure by the Company to comply with these covenants could have a material adverse effect on the Company's ability to implement its business strategy.

The Company's growth is dependent upon the availability of suitable lot sites.

The Company leases a majority of the properties where its stores are located. If and when the Company decides to open new stores, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of the Company's lot base and could have a material adverse effect on the Company's expansion strategy and future operating results.

Car-Mart's business is subject to seasonal fluctuations.

The Company's third fiscal quarter (November through January) is historically the slowest period for car and truck sales. Conversely, the Company's first and fourth fiscal quarters (May through July and February through April) are historically the busiest times for car and truck sales. Therefore, Car-Mart generally realizes a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. If conditions arise that impair vehicle sales during the first or fourth fiscal quarters, the adverse effect on the Company's revenues and operating profit for the year could be disproportionately large.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of April 30, 2007, the Company leased approximately 78% of its facilities, including dealerships and the Company's corporate offices. These facilities are located principally in the states of Arkansas, Oklahoma, Texas, Kentucky and Missouri. The Company's corporate offices are located in approximately 12,000 square feet of leased space in Bentonville, Arkansas. For additional information regarding the Company's properties, see "Contractual Payment Obligations" and "Off-Balance Sheet Arrangements" under Item 7 of Part II.

Item 3. Legal Proceedings

In the ordinary course of business, the Company has become a defendant in various types of legal proceedings. The Company does not expect the final outcome of any of these actions, individually or in the aggregate, to have a material adverse effect on the Company's financial position, annual results of operations or cash flows. However, the results of legal proceedings cannot be predicted with certainty, and an unfavorable resolution of one or more of these legal proceedings could have a material adverse effect on the Company's financial position, annual results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders of the Company during the fourth quarter ended April 30, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

General

The Company's common stock is traded on the NASDAQ National Market under the symbol CRMT. The following table sets forth, by fiscal quarter, the high and low closing sales prices reported by NASDAQ for the Company's common stock for the periods indicated.

	Fiscal 2007		Fiscal 2006	
	High	Low	High	Low
First quarter	$ 20.58	$ 15.04	$ 23.37	$ 19.96
Second quarter	17.01	13.90	21.72	15.94
Third quarter	15.08	10.41	18.65	14.29
Fourth quarter	13.84	10.56	22.06	17.45

As of July 13, 2007, there were approximately 1,054 stockholders of record. This number excludes stockholders holding stock under nominee security position listings.

Stockholder Return Performance Graph

Set forth below is a line graph comparing the fiscal year end percentage change in the cumulative total stockholder return on the Company's common stock to (i) the cumulative total return of the NASDAQ Market Index (U.S. companies), and (ii) the Hemscott Group 744 Index – Auto Dealerships ("Automobile Index"), for the period of five fiscal years commencing on May 1, 2002 and ending on April 30, 2007. The graph assumes that the value of the investment in the Company's common stock and each index was $100 on May 1, 2002.

Comparison of 5-Year Cumulative Total Returns
Among Americ's Car-Mart, Inc.,
NASDAQ Market Index (U.S.) and Hemscott Group Index



300
250
200
150
100
50
0
DOLLARS

	2002	2003	2004	2005	2006	2007
America's Car-Mart, Inc.	100.00	111.94	193.95	236.52	227.68	143.44
Hemscott Group Index	100.00	71.28	96.00	97.52	129.72	137.22
NASDAQ Market Index (U.S)	100.00	85.68	116.54	117.27	144.60	159.29

ASSUMES $100 INVESTED ON APRIL 30, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING APRIL 30, 2007

The dollar value at April 30, 2007 of $100 invested in the Company's common stock on May 1, 2002 was $143.44, compared to $137.22 for the Automobile Index described above and $159.29 for the NASDAQ Market Index (U.S. Companies).

Dividend Policy

Since its inception the Company has paid no cash dividends on its common stock. The Company currently intends to follow a policy of retaining earnings to finance future growth. Payment of cash dividends in the future will be determined by the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, contractual restrictions that may exist, and such other factors as the Board of Directors may deem relevant. Colonial's revolving credit facility prohibits dividends to the Company and Car-Mart of Arkansas's revolving credit facility limits dividends to the Company to 75% of Car-Mart of Arkansas's net income. Thus, the Company is limited in the amount of cash dividends or other distributions it can make to its shareholders.

Stock Split

In March 2005, the Company's Board of Directors declared a three-for-two common stock split, effected in the form of a 50% stock dividend, that was paid in April 2005. All share and per share numbers and amounts in this Form 10-K have been adjusted to reflect this three-for-two common stock split.

Equity Compensation Plan Information

The following table provides information as of April 30, 2007 with respect to the Company's equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans:			
Approved by security holders	274,545	$ 10.59	28,558
Not approved by security holders (1)	18,750	13.11	-
Total	293,295	$ 10.75	28,558

(1) For a description of equity compensation plans not approved by security holders, see "Warrants" in Note J to the Company's financial statements included elsewhere herein.

Issuer Purchases of Equity Securities

The Company is authorized to repurchase up to 1 million shares of its common stock under the common stock repurchase program last amended and approved by the Board of Directors and announced on December 2, 2005. During the quarter ended April 30, 2007, the Company did not repurchase any shares of the common stock under the stock repurchase program. As of April 30, 2007, the remaining number of shares that may be purchased under the plan was 888,750.

Item 6. Selected Financial Data

The financial data set forth below was derived from the audited consolidated financial statements of the Company and should be read in conjunction with the consolidated financial statements and related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein.

	Years Ended April 30, (In thousands)				
	2007	2006	2005	2004	2003
Revenues	$ 240,334	$ 234,207	$ 204,788	$ 176,184	$ 154,885
Income from operations	$ 4,232	$ 16,705	$ 17,976	$ 15,639	$ 13,569
Net income	$ 4,232	$ 16,705	$ 17,976	$ 15,804	$ 14,075
Diluted earnings per share	$ 0.35	$ 1.39	$ 1.49	$ 1.31	$ 1.16
Total assets	$ 173,598	$ 177,613	$ 143,668	$ 117,241	$ 101,841
Total debt	$ 40,829	$ 43,588	$ 29,145	$ 22,534	$ 25,968
Stockholders' equity	$ 123,728	$ 119,251	$ 103,265	$ 84,577	$ 65,961
Shares outstanding	11,875	11,848	11,844	11,637	10,812

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements appearing elsewhere in this annual report.

Overview

America's Car-Mart, Inc., a Texas corporation (the "Company"), is the largest publicly held automotive retailer in the United States focused exclusively on the "Buy Here/Pay Here" segment of the used car market. References to the Company typically include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car-Mart, Inc., an Arkansas corporation ("Car-Mart of Arkansas"), and Colonial Auto Finance, Inc., an Arkansas corporation ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2007, the Company operated 92 stores located primarily in small cities throughout the South-Central United States.

Car-Mart has been operating since 1981. Car-Mart has grown its revenues between approximately 3% and 21% per year over the last ten years. Historically, finance receivables have tended to grow slightly faster than revenues. In fiscal 2007, revenues increased 2.6% while finance receivables decreased 3.6% due to higher charge offs experienced for the year. In fiscal 2006, finance receivables grew 21.6% compared to revenue growth of 14.4%. The increase in 2006 primarily related to 1) an increase in the average term for installment sales contracts (to 27.25 months), 2) the timing of customer payments, particularly at year-end, 3) the purchase of finance receivables from Dan's Auto Sales in

Lexington, KY in March 2006, 4) the increase in the percentage of 30-day plus past due amounts at year-end (to 3.7%), and 5) an increase in the average interest rate charged resulting in a higher percentage of customer payments going to interest as opposed to principal reduction. Revenue growth results from same store revenue growth and the addition of new stores. Going forward, it is anticipated that the historical experience of finance receivables growing slightly faster than revenues will again be the trend.

The Company's primary focus is on collections. Each store is responsible for its own collections with supervisory involvement of the corporate office. Over the last five fiscal years, Car-Mart's credit losses as a percentage of sales have ranged between approximately 18.5% in 2003 and 29.1% in 2007 (average of 22.1%). For the last two fiscal years, credit losses as a percentage of sales have averaged 25.2%. Credit losses in fiscal 2007 (29.1%) were higher than the Company's average over the last five years. Credit losses in fiscal 2007 were negatively affected by higher losses experienced during the Company's second through fourth quarters (31.4%). The 2007 credit losses included an approximate $5 million pre-tax charge (2.3%) to increase the allowance for credit losses to 22% of the finance receivables principal balance from 19.2%. Credit losses were higher due to several factors and included higher losses experienced in most of the dealerships, including mature dealerships, as the Company saw weakness in the performance of its portfolio as customers had difficulty making payments under the terms of their loans. Additionally, significant negative external economic issues, including higher fuel prices, were prevalent throughout fiscal 2007.

The Company's gross margins as a percentage of sales have been fairly consistent from year to year. Over the last ten fiscal years, Car-Mart's gross margins as a percentage of sales have ranged between approximately 42% and 48%. Gross margins as a percentage of sales for fiscal 2007 were 42.3% (41.5% for the fourth quarter). This is down from 44.3% for fiscal 2006 (43.2% for the fourth quarter). The Company's gross margins are set based upon the cost of the vehicle purchased, with lower-priced vehicles having higher gross margin percentages. The Company's gross margins have been negatively affected by the increase in the average retail sales price (a function of a higher purchase price) and higher operating costs, mostly related to increased vehicle repair costs and higher fuel costs. Additionally, the percentage of wholesale sales to retail sales, which relate for the most part to repossessed vehicles sold at or near cost, was higher in fiscal 2007 due to the increased level of repossession activity coupled with relatively flat retail sales levels. The Company expects that its gross margin percentage will not change significantly in the future from its current level.

Hiring, training and retaining qualified associates are critical to the Company's success. The rate at which the Company adds new stores and is able to implement operating initiatives is limited by the number of trained managers the Company has at its disposal. Excessive turnover, particularly at the Store Manager level, could impact the Company's ability to add new stores and to meet operational initiatives. In fiscal 2005 through 2007, the Company added resources to recruit, train and develop personnel. The Company expects to continue to invest in the development of its workforce in fiscal 2008 and beyond.

Consolidated Operations
(Operating Statement Dollars in Thousands)

	Years Ended April 30,			% Change		As a % of Sales		
				2007 vs.	2006 vs.			
Operating Statement:	2007	2006	2005	2006	2005	2007	2006	2005
Revenues:								
Sales	$216,898	$214,482	$189,343	1.1%	13.3%	100.0%	100.0%	100.0%
Interest income and other	23,436	19,725	15,445	18.8	27.7	10.8	9.2	8.2
Total	240,334	234,207	204,788	2.6	14.4	110.8	109.2	108.2
Costs and expenses:								
Cost of sales	125,073	119,433	101,769	4.7	17.4	57.7	55.7	53.7
Selling, gen and admin	41,778	39,261	34,788	6.4	12.9	19.3	18.3	18.4
Provision for credit loss	63,077	45,810	38,094	37.7	20.3	29.1	21.4	20.1
Interest expense	3,728	2,458	1,227	51.7	100.3	1.7	1.1	.6
Depreciation and amort	994	724	426	37.3	70.0	.5	.3	.2
Total	234,650	207,686	176,304	13.0	17.8	108.2	96.8	93.1
Pretax income	$ 5,684	$ 26,521	$ 28,484	(78.6)	(6.9)	2.6	12.4	15.0
Operating Data:								
Retail units sold	25,199	27,415	25,399	(8.1%)	7.9%			
Average stores in operation	89.7	81.5	74.5	10.1	9.4			
Average units sold per store	281	336	341	(16.4)	(1.5)			
Average retail sales price	$ 8,125	$ 7,494	$ 7,163	8.4	4.6			
Same store revenue growth	(3.2%)	9.8%	11.8%					
Receivables average yield	12.5%	11.6%	10.8%					

2007 Compared to 2006

Revenues increased $6.1 million, or 2.6%, in fiscal 2007 as compared to fiscal 2006, principally as a result of (i) revenue growth from stores opened during fiscal 2006 or stores that opened or closed a satellite location during fiscal 2007 or fiscal 2006 ($7.4 million), (ii) revenues from stores opened during fiscal 2007 ($5.9 million), (iii) offset by a $7.2 million decrease in revenues for stores that operated a full 12 months in both periods.

Revenues increased 2.6% in fiscal 2007 as compared to revenue growth of 14.4% in fiscal 2006. The decrease in revenue growth year over year is attributable to (i) a decrease in retail unit volumes in 2007 offset by an 8.4% increase in the average unit sales price, (ii) a lower growth rate for interest and other income, offset by (iii) increased wholesale sales during 2007. Presently, the Company expects that its average retail sales price will increase in fiscal 2008, but at a rate slightly lower than its historical average annual price increase of 3% to 5%.

Cost of sales, as a percentage of sales, increased 2.0% to 57.7% in fiscal 2007 from 55.7% in fiscal 2006. The Company's gross margins are set based upon the cost of the vehicle purchased, with lower-priced vehicles having higher gross margin percentages. The Company's gross margins have been negatively affected by the increase in the average retail sales price (a function of a higher purchase price) and higher operating costs, mostly related to increased vehicle repair costs and higher fuel costs. Additionally, the percentage of wholesale sales was higher in 2007 versus 2006 which had a negative effect on gross margins. Consumer demand for the primary vehicles the Company acquires for its stores remains high and has been exacerbated by the slow down in domestic new car sales, resulting in higher purchase costs for vehicles.

Selling, general and administrative expense, as a percentage of sales, increased 1.0% to 19.3% in fiscal 2007 from 18.3% in fiscal 2006. The percentage increase was principally the result of an increase in advertising and payroll costs and additional lot level expenditures associated with the opening of new dealerships. Included in payroll costs for 2007 is approximately $533,000 in stock based compensation associated with the adoption of SFAS 123R on May 1, 2006. Also, the percentage was negatively affected by the lower sales level increase. Had sales levels been at planned volumes, selling, general and administrative expense, as a percentage of sales, would have been lower. Additionally, the Company incurred increased costs associated with strengthening controls and enhancing the corporate infrastructure to improve efficiencies and allow for future growth.

Provision for credit losses, as a percentage of sales, increased 7.7% to 29.1% in fiscal 2007 from 21.4% in fiscal 2006. Credit losses in fiscal 2007 were negatively affected by higher losses experienced during the Company's second through fourth quarters (31.4%). The 2007 credit losses included an approximate $5 million pre-tax charge (2.3%) to increase the allowance for credit losses to 22% of the finance receivable principal balance from 19.2%. Credit losses were higher due to several factors and included higher losses experienced in most of the dealerships, including mature dealerships, as the Company saw weakness in the performance of its portfolio as customers had difficulty making payments under the terms of their loans. Additionally, significant negative external economic issues, including higher fuel prices, were prevalent throughout fiscal year 2007.

Interest expense, as a percentage of sales, increased .6% to 1.7% in fiscal 2007 from 1.1% in fiscal 2006. The increase was principally the result of higher average borrowing levels and higher average interest rates on the credit facility during fiscal 2007.

The effective income tax rate in 2007 was 26%. This lower tax rate resulted primarily from the elimination of tax reserves established in prior years related to Internal Revenue Service ("IRS") examinations of the Company's 2002 tax returns and certain items in subsequent years. The reserves were eliminated based on notification received from the IRS that the Company would not be assessed any additional taxes, penalties or interest related to the examinations. Going forward, the Company expects its effective tax rate to be closer to historical rates.

2006 Compared to 2005

Revenues increased $29.4 million, or 14.4%, in fiscal 2006 as compared to fiscal 2005, principally as a result of (i) revenue growth from stores that operated a full 12 months in both periods ($19.5 million, or 9.8%), (ii) revenue growth from stores opened during fiscal 2005 or stores that opened or closed a satellite location during fiscal 2006 or fiscal 2005 ($2.5 million), and (iii) revenues from stores opened during fiscal 2006 ($7.4 million).

Revenues increased 14.4% in fiscal 2006 as compared to revenue growth of 16.2% in fiscal 2005. The decrease in revenue growth year over year is attributable to a larger increase in the average retail sales price in fiscal 2005 (10.1%) as compared to fiscal 2006 (4.6%) offset by an increase in retail units sold and an increase in interest income and other. In February 2004, the Company made the decision to substantially reduce its purchase and sale of lower-priced vehicles and began purchasing and selling slightly higher-priced vehicles.

Cost of sales, as a percentage of sales, increased 2.0% to 55.7% in fiscal 2006 from 53.7% in fiscal 2005. The Company's gross margins are set based upon the cost of the vehicle purchased, with lower-priced vehicles having higher gross margin percentages. The Company's gross margins have been negatively affected by the increase in the average retail sales price (a function of a higher purchase price) and to a lesser extent by higher operating costs, mostly related to increased vehicle repair costs and higher fuel and transport costs. Additionally, the percentage of wholesale sales was higher in 2006 versus 2005 which had a negative effect on gross margins. Short-term supply issues during fiscal 2006, most prevalent during the final three quarters brought on by Hurricanes Katrina and Rita and by the slow down in domestic new car sales, resulted in higher purchase costs for vehicles.

Selling, general and administrative expense, as a percentage of sales, decreased .1% to 18.3% in fiscal 2006 from 18.4% in fiscal 2005. The percentage decrease was principally the result of a decrease, as a percentage of sales, in compensation expense. The decrease in compensation expense, as a percentage of sales, is partially the result of selling higher-priced vehicles. Selling higher-priced vehicles increases sales without necessarily increasing compensation expense. The decrease in compensation expense was offset, to an extent, by other expense increases including 1) utility and travel costs which increased as a result of the increase in fuel prices during the year, 2) charges associated with the legal settlement with Astoria Entertainment, Inc., and 3) increased costs in the Information Technology Department and other corporate infrastructure areas to strengthen controls, improve efficiencies and allow for continued growth.

Provision for credit losses, as a percentage of sales, increased 1.3% to 21.4% in fiscal 2006 from 20.1% in fiscal 2005. Credit losses in fiscal 2006 were negatively affected by higher losses experienced during the Company's second quarter (24.6%). Significant negative external economic issues, including higher fuel prices, were prevalent during fiscal 2006, concentrated to a large extent in the second quarter. Also during the second quarter, significant efforts were made by store management to identify, clean-up and write off uncollectible accounts. Credit losses were 20.9%, 20.6% and 19.6% for the first, third and fourth quarters of fiscal 2006.

Interest expense, as a percentage of sales, increased .5% to 1.1% in fiscal 2006 from .6% in fiscal 2005. The increase was principally the result of higher average borrowing levels and higher average interest rates on the credit facility during fiscal 2006.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at April 30, 2007, 2006 and 2005 (in thousands):

	April 30,		
	2007	2006	2005
Assets:			
Finance receivables, net	$ 139,194	$ 149,379	$ 123,099
Inventory	13,682	10,923	7,985
Property and equipment, net	16,883	15,436	11,305
Liabilities:			
Accounts payable and accrued liabilities	8,706	11,838	8,819
Revolving credit facilities	40,829	43,588	29,145

Historically, finance receivables have tended to grow slightly faster than revenue growth. This has historically been due, to a large extent, to an increasing average term necessitated by increases in the average retail sales price. In fiscal 2007, revenues increased 2.6% while finance receivables decreased 3.6% due to higher charge offs experienced for the year. In fiscal 2006, finance receivables grew 21.6% compared to revenue growth of 14.4%. The increase in 2006 primarily related to 1) an increase in the average term for installment sales contracts (to 27.25 months), 2) the timing of customer payments, particularly at year-end, 3) the purchase of finance receivables from Dan's Auto Sales in Lexington, KY in March 2006, 4) the increase in the percentage of 30-day plus past due amounts at year-end (to 3.7%), and 5) an increase in the average interest rate charged resulting in a higher percentage of customer payments going to interest as opposed to principal reduction. It is anticipated that the historical experience of finance receivables growing slightly faster than revenues will again be the trend into the future.

In fiscal 2007, inventory grew by 25% ($2.8 million) as compared to revenue growth of 2.6%. Inventory grew at a faster pace than revenues as a result of (i) an increase in the level of inventory at many stores to provide an adequate mix of vehicles and to facilitate sales growth, (ii) an increase in the average inventory cost per unit and (iii) lower sales levels, particularly toward fiscal year end resulting in additional vehicles at dealerships. In fiscal 2007, the average retail sales price increased 8.4% over fiscal 2006.

Property and equipment, net increased $1.4 million in fiscal 2007 as the Company purchased real estate for stores and incurred expenditures to refurbish and expand a number of existing locations.

Accounts payable and accrued liabilities decreased in fiscal 2007 due to the significantly lower sales volume, most pronounced toward the end of fiscal 2007. Unit sales were 17% lower in the fourth quarter of 2007 versus the fourth quarter of 2006.

Borrowings on the Company's revolving credit facilities fluctuate primarily based upon a number of factors including (i) net income, (ii) finance receivables changes, (iii) capital expenditures, and (iv) common stock repurchases. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, have funded the finance receivables growth and capital asset purchases.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to the Company's statements of cash flows (in thousands):

	Years Ended April 30,		
	2007	2006	2005
Operating activities:			
Net income	$ 4,232	$ 16,705	$ 17,976
Provision for credit losses	63,077	45,810	38,094
Finance receivable originations	(196,200)	(196,190)	(173,446)
Finance receivable collections	124,092	111,315	105,973
Inventory	16,811	10,692	7,954
Income Taxes	(3,695)	1,509	(89)
Other receivables	124	(294)	(14)
Accounts payable and accrued liabilities	(692)	1,389	1,482
Other	560	(440)	584
Total	8,309	(9,504)	(1,486)
Investing activities:			
Purchase of property and equipment	(2,716)	(5,011)	(6,174)
Proceeds from sale of property and equipment	357	157	-
Payment for business acquired	(460)	(1,200)	-
Total	(2,819)	(6,054)	(6,174)
Financing activities:			
Debt facilities, net	(2,759)	14,444	6,610
Change in cash overdrafts	(2,441)	1,629	(331)
Purchase of common stock	(454)	(1,312)	(531)
Exercise of stock options and warrants, including tax benefits	166	593	1,243
Total	(5,488)	15,354	6,991
Cash provided by (used in) continuing operations	$ 2	$ (204)	$ (669)

The Company generates cash flow from income from operations. Historically, most or all of this cash is used to fund finance receivables growth. To the extent finance receivables growth exceeds income from operations, generally the Company increases its borrowings under its revolving credit facilities. The majority of the Company's growth has been self-funded.

The Company has had a tendency to lease the majority of the properties where its stores are located. As of April 30, 2007, the Company leased approximately 78% of its store properties. The Company expects to continue to lease the majority of the properties where its stores are located.

Car-Mart's revolving credit facilities limit distributions from Car-Mart to the Company beyond (i) the repayment of an intercompany loan ($10.0 million at April 30, 2007), and (ii) dividends equal to 75% of Car-Mart of Arkansas' net income. At April 30, 2007, the Company's assets (excluding its $110 million equity investment in Car-Mart) consisted of $25,000 in cash, $3.0 million in other assets and a $10.0 million receivable from Car-Mart. Thus, the Company is limited in the amount of dividends or other distributions it can make to its shareholders without the consent of Car-Mart's lender. Beginning in February 2003, Car-Mart assumed substantially all of the operating costs of the Company.

At April 30, 2007, the Company had $.3 million of cash on hand and an additional $10.2 million of availability under its revolving credit facilities (see Note F to the consolidated financial statements). On a short-term basis, the Company's principal sources of liquidity include income from operations and borrowings under its revolving credit facilities. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations and borrowings under revolving credit facilities and/or fixed interest term loans. Further, while the Company has no specific plans to issue debt or equity securities, the Company believes, if necessary, it could raise additional capital through the issuance of such securities.

The Company expects to use cash to (i) grow its finance receivables portfolio by a percentage that is larger than the percentage that its revenues grow, (ii) purchase property and equipment of approximately $2 million in the next 12 months in connection with refurbishing existing stores, and (iii) reduce debt, to the extent excess cash is available, if any. In addition, from time to time the Company may use cash to repurchase its common stock.

The Company's revolving credit facilities mature in April 2009. The Company expects that it will be able to renew or refinance its revolving credit facilities on or before the date they mature. The Company believes it will have adequate liquidity to satisfy its capital needs for the foreseeable future.

Contractual Payment Obligations

The following is a summary of the Company's contractual obligations as of April 30, 2007, including renewal periods under operating leases that are reasonably assured (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Revolving line of credit	$ 30,311	$ -	$ 30,311	$ -	$ -
Notes payable	10,518	751	1,693	1,986	6,088
Interest payments	4,598	809	1,427	1,135	1,227
Operating leases	27,151	2,685	5,224	4,779	14,463
Total	$ 72,578	$ 4,245	$ 38,655	$ 7,900	$ 21,778

We calculated estimated interest payments for the long term debt using the applicable rates and payment dates. We typically expect to settle such interest payments with cash flows from operations and short-term borrowings.

The above excludes estimated interest payments on the Company's revolving line of credit. The Company paid $2.9 million in interest payments on the revolving line of credit debt in fiscal 2007.

The $27.2 million of lease commitments includes $6.7 million of non-cancelable lease commitments under the primary lease terms, and $20.5 million of lease commitments for renewal periods at the Company's option that are reasonably assured.

Off-Balance Sheet Arrangements

The Company has entered into operating leases for approximately 78% of its store and office facilities. Generally these leases are for periods of three to five years and usually contain multiple renewal options. The Company uses leasing arrangements to maintain flexibility in its store locations and to preserve capital. The Company expects to continue to lease the majority of its store and office facilities under arrangements substantially consistent with the past. For the years ended April 30, 2007, 2006 and 2005, rent expense for all operating leases amounted to approximately $2.8 million, $2.4 million and $2.1 million, respectively.

Other than its operating leases, the Company is not a party to any off-balance sheet arrangement that management believes is reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Finance Company Contingency

Car-Mart of Arkansas and Colonial do not meet the affiliation standard for filing consolidated income tax returns, and as such they file separate federal and state income tax returns. Car-Mart of Arkansas routinely sells its finance receivables to Colonial at what the Company believes to be fair market value and is able to take a tax deduction at the time of sale for the difference between the tax basis of the receivables sold and the sales price. These types of transactions, based upon facts and circumstances, have been permissible under the provisions of the Internal Revenue Code ("IRC") as described in the Treasury Regulations. For financial accounting purposes, these transactions are eliminated in consolidation, and a deferred tax liability has been recorded for this timing difference. The sale of finance receivables from Car-Mart of Arkansas to Colonial provides certain legal protection for the Company's finance receivables and, principally because of certain state apportionment characteristics of Colonial, also has the effect of reducing the Company's overall effective state income tax rate by approximately 240 basis points. The actual interpretation of the Regulations is in part a facts and circumstances matter. The Company believes it satisfies the material provisions of the Regulations. Failure to satisfy those provisions could result in the loss of a tax deduction at the time the receivables are sold, and have the effect of increasing the Company's overall effective income tax rate as well as the timing of required tax payments.

The Internal Revenue Service ("IRS") has not yet formally concluded the previously disclosed examinations of the Company's tax returns for fiscal 2002 and certain items in subsequent years. However, on May 8, 2007, the Company received notification from the IRS that the Company would not be assessed any additional taxes, penalties or interest related to the examinations. The formal notification of the examination results are expected in the near future. The examinations focused on whether or not the Company satisfied the provisions of the Treasury Regulations which would entitle Car-Mart of Arkansas to a tax deduction at the time it sells its finance receivables to Colonial. Based upon the favorable notification, the Company recognized $500,000 of net income in the fourth quarter of fiscal 2007 for the elimination of associated tax reserves.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Company to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the Company's estimates. The Company believes the most significant estimate made in the preparation of the accompanying consolidated financial statements relates to the determination of its allowance for credit losses, which is discussed below. The Company's accounting policies are discussed in Note B to the accompanying consolidated financial statements.

The Company maintains an allowance for credit losses on an aggregate basis at a level it considers sufficient to cover estimated losses in the collection of its finance receivables. The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to recent credit loss trends and changes in loan characteristics (i.e., average amount financed and term), delinquency levels, collateral values, economic conditions and underwriting and collection practices. The allowance for credit losses is periodically reviewed by management with any changes reflected in current operations. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses.

At October 31, 2006 (the end of the Company's second quarter), management increased the allowance for credit loss percentage from 19.2% to 22% due to recent higher credit loss experience and trends. A change in accounting estimate was recognized to reflect the decision to increase the allowance for credit losses, resulting in a pretax, non-cash charge of $5,271,000 for the Company's second quarter of fiscal 2007. No such charge was required in the third or fourth quarters of fiscal 2007.

Recent Accounting Pronouncements

On May 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards 123R, "Share Based Payment" ("SFAS 123R"), which revises Statement 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the Company to recognize expense related to the fair value of stock-based compensation awards, including employee stock options.

Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation awards using the intrinsic value method of Opinion 25. Accordingly, the Company did not recognize compensation expense in the statement of operations for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. As required by Statement 123, the Company also provided certain pro forma disclosures for stock-based awards as if the fair-value-based approach of Statement 123 had been applied.

The Company has elected to use the modified prospective transition method as permitted by SFAS 123R and therefore has not restated financial results for prior periods. Under this transition method, the

Company will apply the provisions of SFAS 123R to new awards and to awards modified, repurchased, or cancelled after May 1, 2006. All stock options and warrants outstanding at May 1, 2006 were fully vested.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which will require companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. The interpretation applies to income tax expense as well as any related interest and penalty expense.

FIN 48 requires that changes in tax positions recorded in a company's financial statements prior to the adoption of this interpretation be recorded as an adjustment to the opening balance of retained earnings for the period of adoption. FIN 48 will generally be effective for public companies for the first fiscal year beginning after December 15, 2006. The Company will adopt the provisions of this interpretation during the first quarter of fiscal 2008. No determination has yet been made regarding the materiality of the potential impact of this interpretation on the Company's financial statement.

FASB Statement No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154") was issued in May 2005. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this new pronouncement in fiscal 2007 did not impact the Company's financial condition, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The Company will be required to adopt this standard in the first quarter of the fiscal year ending April 30, 2009. The Company is in the process of evaluating the anticipated effect of SFAS 157 on its consolidated financial statements and is not currently in a position to determine such effects.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, "Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 requires quantification of the impact of all prior year misstatements from both an income statement and a balance sheet perspective to determine if the misstatements are material. SAB 108 is effective for the Company's fiscal year ending April 30, 2007. The adoption of this new pronouncement in fiscal 2007 did not impact the Company's financial condition, results of operations or cash flows.

In February 2007, the FASB issued Statement 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement 115". The statement permits entities to choose to measure certain financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Unrealized gains and losses on any items for which Car-Mart elects the fair value measurement option would be reported in earnings. Statement 159 is effective for fiscal years beginning after November 15, 2007. However, early adoption is permitted for fiscal years beginning on or before November 15, 2007, provided Car-Mart also elects to apply the provisions of Statement 157, "Fair Value Measurements", at the same time. Car-Mart is currently assessing the effect, if any, the adoption of Statement 159 will have on its financial statements and related disclosures.

Seasonality

The Company's automobile sales and finance business is seasonal in nature. The Company's third fiscal quarter (November through January) is historically the slowest period for car and truck sales. Many of the Company's operating expenses such as administrative personnel, rent and insurance are fixed and cannot be reduced during periods of decreased sales. Conversely, the Company's fourth fiscal quarter (February through April) is historically the busiest time for car and truck sales, as many of the Company's customers use income tax refunds as a down payment on the purchase of a vehicle.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company's results. Recent purchase price increases for vehicles coupled with higher interest rates on finance receivables, however, have had a negative effect on the Company's gross profit percentages as the Company focuses on keeping payments affordable to its customer base.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk on its financial instruments from changes in interest rates. In particular, the Company has exposure to changes in the federal primary credit rate and the prime interest rate of its lender. The Company does not use financial instruments for trading purposes or to manage interest rate risk. The Company's earnings are impacted by its net interest income, which is the difference between the income earned on interest-bearing assets and the interest paid on interest-bearing notes payable. As described below, a decrease in market interest rates would generally have an adverse effect on the Company's profitability.

The Company's financial instruments consist of fixed rate finance receivables, variable rate revolving notes payable and a $10 million fixed rate term loan (funded in May 2006 – see note F to the consolidated financial statements). The Company's finance receivables generally bear interest at fixed rates ranging from 6% to 19%. These finance receivables generally have remaining maturities from one to 36 months. The Company's revolving notes payable contain variable interest rates that fluctuate with market interest rates (i.e., the rate charged on the Company's revolving credit facility fluctuates with the prime interest rate of its lender). However, interest rates charged on finance receivables originated in the State of Arkansas are limited to the federal primary credit rate (6.25% at April 30, 2007) plus 5.0%. Typically, the Company charges interest on its Arkansas loans at or near the maximum rate allowed by law. Thus, while the interest rates charged on the Company's loans do not fluctuate once established, new loans originated in Arkansas are set at a spread above the federal primary credit rate which does fluctuate. At April 30, 2007, approximately 57% of the Company's finance receivables were originated in Arkansas. The remaining loan portfolio carries interest rates approximating 17%. Assuming that these percentages are held constant for future loan originations, the long-term effect of decreases in the federal primary credit rate would generally have a negative effect on the profitability of the Company. This is the case because the amount of interest income lost on Arkansas originated loans would likely exceed the amount of interest expense saved on the Company's variable rate borrowings (assuming the prime interest rate of its lender decreases by the same percentage as the decrease in the federal primary credit rate). The initial impact within the first few months on profitability resulting from a decrease in the federal primary credit rate and the rate charged on its variable interest rate borrowings would be positive, as the immediate interest expense savings would outweigh the loss of interest income on new loan originations. However, as the amount of new loans originated at the lower interest rate increases to an amount in excess of the amount of variable interest rate borrowings, the effect on profitability would become negative.

The table below illustrates the estimated impact that hypothetical changes in the federal primary credit rate would have on the Company's continuing pretax earnings. The calculations assume (i) the increase or decrease in the federal primary credit rate remains in effect for two years, (ii) the increase or decrease in the federal primary credit rate results in a like increase or decrease in the rate charged on the Company's variable rate borrowings, (iii) the principal amount of finance receivables ($178.5 million) and variable interest rate borrowings ($30.3 million), and the percentage of Arkansas originated finance receivables (57%), remain constant during the periods, and (iv) the Company's historical collection and charge-off experience continues throughout the periods.

Increase (Decrease) in Interest Rates	Year 1 Increase (Decrease) in Pretax Earnings	Year 2 Increase (Decrease) in Pretax Earnings
	(in thousands)	(in thousands)
+200 basis points	$ 187	$ 1,177
+100 basis points	93	589
-100 basis points	(93)	(589)
-200 basis points	(187)	(1,177)

Item 8. Financial Statements and Supplementary Data

The following financial statements and accountant's report are included in Item 8 of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of April 30, 2007 and 2006

Consolidated Statements of Operations for the years ended April 30, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended April 30, 2007, 2006 and 2005

Consolidated Statements of Stockholders' Equity for the years ended April 30, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
America's Car-Mart, Inc.

We have audited the accompanying consolidated balance sheets of America's Car-Mart, Inc. (a Texas Corporation) and subsidiaries as of April 30, 2007 and 2006, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended April 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of America's Car-Mart, Inc. and subsidiaries as of April 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* effective May 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of America's Car-Mart, Inc. and subsidiaries' internal control over financial reporting as of April 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 13, 2007 (included in item 9 A) expressed unqualified opinions on the effectiveness of internal control over financial reporting and management's evaluation thereof.

/S/ GRANT THORNTON LLP

Tulsa, Oklahoma
July 13, 2007

Consolidated Balance Sheets
America's Car-Mart, Inc.
(Dollars in thousands)

	April 30, 2007	April 30, 2006
Assets:		
Cash and cash equivalents	$ 257	$ 255
Accrued interest on finance receivables	694	818
Finance receivables, net	139,194	149,379
Inventory	13,682	10,923
Prepaid expenses and other assets	600	447
Income tax receivable	1,933	-
Goodwill	355	355
Property and equipment, net	16,883	15,436
	$ 173,598	$ 177,613
Liabilities and stockholders' equity:		
Accounts payable	$ 2,473	$ 3,095
Accrued liabilities	6,233	8,743
Income taxes payable	-	1,847
Deferred tax liabilities, net	335	1,089
Revolving credit facilities and notes payable	40,829	43,588
Total liabilities	49,870	58,362
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $.01 per share, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock, par value $.01 per share, 50,000,000 shares authorized; 11,985,958 issued (11,929,274 at April 30, 2006)	120	119
Additional paid-in capital	35,286	34,588
Retained earnings	90,274	86,042
Treasury stock, at cost (111,250 and 81,250 shares at April 30, 2007 and 2006)	(1,952)	(1,498)
Total stockholders' equity	123,728	119,251
	$ 173,598	$ 177,613

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
America's Car-Mart, Inc.
(Dollars in thousands)

	Years Ended April 30,		
	2007	2006	2005
Revenues:			
Sales	$ 216,898	$ 214,482	$ 189,343
Interest and other income	23,436	19,725	15,445
	240,334	234,207	204,788
Costs and expenses:			
Cost of sales	125,073	119,433	101,769
Selling, general and administrative	41,778	39,261	34,788
Provision for credit losses	63,077	45,810	38,094
Interest expense	3,728	2,458	1,227
Depreciation and amortization	994	724	426
	234,650	207,686	176,304
Income before taxes	5,684	26,521	28,484
Provision for income taxes	1,452	9,816	10,508
Net income	$ 4,232	$ 16,705	$ 17,976
Earnings per share:			
Basic	$ .36	$ 1.41	$ 1.53
Diluted	$ .35	$ 1.39	$ 1.49
Weighted average number of shares outstanding:			
Basic	11,850,247	11,852,804	11,737,398
Diluted	11,953,987	12,018,541	12,026,745

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
America's Car-Mart, Inc.
(In thousands)

	Years Ended April 30,		
	2007	2006	2005
Operating activities:			
Net income	$ 4,232	$ 16,705	$ 17,976
Adjustments to reconcile income from operations			
to net cash provided by (used in) operating activities:			
Provision for credit losses	63,077	45,810	38,094
Depreciation and amortization	994	709	426
Loss (gain) on sale of property and equipment	(82)	15	-
Share based compensation	533	-	-
Deferred income taxes	(754)	(898)	370
Changes in operating assets and liabilities:			
Finance receivable originations	(196,200)	(196,190)	(173,446)
Finance receivable collections	124,092	111,315	105,973
Accrued interest on finance receivables	124	(294)	(14)
Inventory	16,811	10,692	7,954
Prepaid expenses and other assets	(46)	(152)	92
Accounts payable and accrued liabilities	(692)	1,389	1,482
Income taxes payable	(3,695)	1,509	(89)
Excess tax benefit from share-based payments	(85)	(114)	(304)
Net cash provided by (used in) operating activities	8,309	(9,504)	(1,486)
Investing activities:			
Purchase of property and equipment	(2,716)	(5,011)	(6,174)
Proceeds from sale of property and equipment	357	157	-
Payment for business acquired	(460)	(1,200)	-
Net cash used in investing activities	(2,819)	(6,054)	(6,174)
Financing activities:			
Exercise of stock options and warrants	81	479	939
Excess tax benefits from share based compensation	85	114	304
Purchase of common stock	(454)	(1,312)	(531)
Change in cash overdrafts	(2,441)	1,629	(331)
Proceeds from notes payable	11,200	-	-
Principal payments on notes payable	(682)	-	-
Proceeds from revolving credit facilities	68,456	121,025	65,796
Payments on revolving credit facilities	(81,733)	(106,581)	(59,186)
Net cash provided by (used in) financing activities	(5,488)	15,354	6,991
Increase (decrease) in cash and cash equivalents	2	(204)	(669)
Cash and cash equivalents at: Beginning of period	255	459	1,128
End of period	$ 257	$ 255	$ 459

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
America's Car-Mart, Inc.
(Dollars in thousands)

For the Years Ended April 30, 2007, 2006 and 2005

	Common Stock		Additional Paid-In	Retained	Treasury	Total Stockholders
	Shares	Amount	Capital	Earnings	Stock	Equity
Balance at April 30, 2004	11,636,762	$ 116	$ 33,100	$ 51,361	$ 0	$ 84,577
Stock options/warrants exercised	233,199	2	937			939
Purchase of common stock	(17,773)	-	(345)			(345)
Purchase of 8,450 treasury shares					(186)	(186)
Tax benefit of options exercised			304			304
Net income				17,976		17,976
Balance at April 30, 2005	11,852,188	118	33,996	69,337	(186)	103,265
Stock options/warrants exercised	77,086	1	478			479
Purchase of 72,800 treasury shares					(1,312)	(1,312)
Tax benefit of options exercised			114			114
Net income				16,705		16,705
Balance at April 30, 2006	11,929,274	$ 119	$ 34,588	$ 86,042	($1,498)	$ 119,251
Stock options/warrants exercised	13,750	-	81			81
Purchase of 30,000 treasury shares					(454)	(454)
Tax benefit of options exercised	22,329	-	85			85
Stock based compensation	20,605	1	532			533
Net income				4,232		4,232
Balance at April 30, 2007	11,985,958	$ 120	$ 35,286	$ 90,274	($1,952)	$ 123,728

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
America's Car-Mart, Inc.

A - Organization and Business

America's Car-Mart, Inc., a Texas corporation (the "Company"), is the largest publicly held automotive retailer in the United States focused exclusively on the "Buy Here/Pay Here" segment of the used car market. References to the Company typically include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car-Mart, Inc., an Arkansas corporation ("Car-Mart of Arkansas") and Colonial Auto Finance, Inc., an Arkansas corporation ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2007, the Company operated 92 stores located primarily in small cities throughout the South-Central United States.

In October 2001, the Company made the decision to sell all of its operating subsidiaries except Car-Mart, and relocate its corporate headquarters to Bentonville, Arkansas where Car-Mart is based. As a result of this decision, all of the Company's other operating subsidiaries were sold. The Company sold its last remaining discontinued operation in July 2002.

B - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of America's Car-Mart, Inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Adjustments to Reflect Stock Split

All references to the number of shares of common stock, stock options and warrants, earnings per share amounts, exercise prices of stock options and warrants, common stock prices, and other share and per share data or amounts have been adjusted, as necessary, to retroactively reflect the three-for-two common stock split effected in the form of a 50% stock dividend in April 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Concentration of Risk

The Company provides financing in connection with the sale of substantially all of its vehicles. These sales are made primarily to customers residing in Arkansas, Oklahoma, Texas, Kentucky and Missouri, with approximately 54% of revenues resulting from sales to Arkansas customers. Periodically, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government. Car-Mart's revolving credit facilities mature in April 2009. The Company expects that these credit facilities will be renewed or refinanced on or before the scheduled maturity dates.

Restrictions on Subsidiary Distributions/Dividends

Car-Mart's revolving credit facilities limit distributions from Car-Mart to the Company beyond (i) the repayment of an intercompany loan ($10.0 million at April 30, 2007), and (ii) dividends equal to 75% of Car-Mart of Arkansas' net income. At April 30, 2007, the Company's assets (excluding its $110 million equity investment in Car-Mart) consisted of $25,000 in cash, $3.0 million in other assets and a $10.0 million receivable from Car-Mart. Thus, the Company is limited in the amount of dividends or other distributions it can make to its shareholders without the consent of Car-Mart's lender. Beginning in February 2003, Car-Mart assumed substantially all of the operating costs of the Company.

Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses

The Company originates installment sale contracts from the sale of used vehicles at its dealerships. Finance receivables are collateralized by vehicles sold and consist of contractually scheduled payments from installment contracts net of unearned finance charges and an allowance for credit losses. Unearned finance charges represent the balance of interest income remaining from the total interest to be earned over the term of the related installment contract. An account is considered delinquent when a contractually scheduled payment has not been received by the scheduled payment date. At April 30, 2007 and 2006, respectively, 3.4% and 3.7% of the Company's finance receivable balances were 30 days or more past due.

The Company takes steps to repossess a vehicle when the customer becomes delinquent in his or her payments, and management determines that timely collection of future payments is not probable. Accounts are charged-off after the expiration of a statutory notice period for repossessed accounts, or when management determines that the timely collection of future payments is not probable for accounts where the Company has been unable to repossess the vehicle. For accounts with respect to which the vehicle was repossessed, the fair value of the repossessed vehicle is charged as a reduction of the gross finance receivable balance charged-off. On average, accounts are approximately 52 days past due at the time of charge-off. For previously charged-off accounts that are subsequently recovered, the amount of such recovery is credited to the allowance for credit losses.

The Company maintains an allowance for credit losses on an aggregate basis at a level it considers sufficient to cover estimated losses in the collection of its finance receivables. The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to recent credit loss trends and changes in loan characteristics (i.e., average amount financed and term), delinquency levels, collateral values, economic conditions and underwriting and collection practices. The allowance for credit losses is periodically reviewed by management with any changes reflected in current operations. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses.

At October 31, 2006 (the end of the Company's second quarter), management increased the allowance for credit loss percentage from 19.2% to 22% due to recent higher credit loss experience and trends. A change in accounting estimate was recognized to reflect the decision to increase the allowance for credit losses, resulting in a pretax, non-cash charge of $5,271,000 for the Company's second quarter of fiscal 2007. No such charge was required in the third or fourth quarters of fiscal 2007.

Inventory

Inventory consists of used vehicles and is valued at the lower of cost or market on a specific identification basis. Vehicle reconditioning costs are capitalized as a component of inventory. Repossessed vehicles are recorded at fair value, which approximates wholesale value. The cost of used vehicles sold is determined using the specific identification method.

Goodwill

Goodwill reflects the excess of purchase price over the fair value of specifically identified net assets purchased. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles" ("SFAS 142"), goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. The impairment tests are based on the comparison of the fair value of the reporting unit to the carrying value of such unit. If the fair value of the reporting unit falls below its carrying value, goodwill is deemed to be impaired and a write-down of goodwill would be recognized. There was no impairment of goodwill during fiscal 2007 and 2006.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, renewals and improvements are capitalized. Costs of repairs and maintenance are expensed as incurred. Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the lease period. The lease period includes the primary lease term plus any extensions that are reasonably assured. Depreciation is computed principally using the straight-line method generally over the following estimated useful lives:

Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements	5 to 15 years
Buildings and improvements	18 to 39 years

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying values of the impaired assets exceed the fair value of such assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Cash Overdraft

The Company's primary disbursement bank account is set up to operate with a fixed $100,000 cash balance. As checks are presented for payment, monies are automatically drawn against cash collections for the day and, if necessary, are drawn against one of its revolving credit facilities. The cash overdraft balance principally represents outstanding checks, net of any deposits in transit that as of the balance sheet date had not yet been presented for payment.

Deferred Sales Tax

Deferred sales tax represents a sales tax liability of the Company for vehicles sold on an installment basis in the State of Texas. Under Texas law, for vehicles sold on an installment basis, the related sales tax is due as the payments are collected from the customer, rather than at the time of sale.

Income Taxes

Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled.

From time to time, the Company is audited by taxing authorities. These audits could result in proposed assessments of additional taxes. The Company believes that its tax positions comply in all material respects with applicable tax law. However, tax law is subject to interpretation, and interpretations by taxing authorities could be different from those of the Company, which could result in the imposition of additional taxes.

Revenue Recognition

Revenues are generated principally from the sale of used vehicles, which in most cases includes a service contract, and interest income and late fees earned on finance receivables. Revenues are net of taxes collected from customers and remitted to government agencies.

Revenues from the sale of used vehicles are recognized when the sales contract is signed, the customer has taken possession of the vehicle and, if applicable, financing has been approved. Revenues from the sale of service contracts are recognized ratably over the five-month service contract period. Service contract revenues are included in sales and the related expenses are included in cost of sales. Interest income is recognized on all active finance receivable accounts using the interest method. Active accounts include all accounts except those that have been paid-off or charged-off. At April 30, 2007 and 2006, finance receivables more than 90 days past due were approximately $115,000 and $178,000, respectively. Late fees are recognized when collected and are included in interest income.

Advertising Costs

Advertising costs are expensed as incurred and consist principally of radio, television and print media marketing costs. Advertising costs amounted to $2,912,000, $2,326,000 and $2,006,000 for the years ended April 30, 2007, 2006 and 2005, respectively.

Employee Benefit Plans

The Company has 401(k) plans for all of its employees meeting certain eligibility requirements. The plans provide for voluntary employee contributions and the Company matches 50% of employee contributions up to a maximum of 2% of each employee's compensation. The Company contributed approximately $156,000, $155,000, and $103,000 to the plans for the years ended April 30, 2007, 2006 and 2005, respectively.

Effective February 1, 2007, the Company began offering employees the right to purchase common shares at a 15% discount from market price under the 2006 Employee Stock Purchase Plan which was approved by shareholders in October 2006. The Company will take a charge to earnings for the 15% discount. Amounts for fiscal 2007 were not material. A total of 200,000 shares have been registered and are available for issuance at April 30, 2007.

Earnings per Share

Basic earnings per share are computed by dividing net income by the average number of common shares outstanding during the period. Diluted earnings per share takes into consideration the potentially dilutive effect of common stock equivalents, such as outstanding stock options and warrants, which if exercised or converted into common stock would then share in the earnings of the Company. In computing diluted earnings per share, the Company utilizes the treasury stock method and anti-dilutive securities are excluded.

Stock-based Compensation

On May 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards 123R, "Share Based Payment" ("SFAS 123R"), which revises Statement 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the Company to recognize expense related to the fair value of stock-based compensation awards, including employee stock options.

Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation awards using the intrinsic value method of Opinion 25. Accordingly, the Company did not recognize compensation expense in the statement of operations for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. As required by Statement 123, the Company also provided certain pro forma disclosures for stock-based awards as if the fair-value-based approach of Statement 123 had been applied.

The Company has elected to use the modified prospective transition method as permitted by SFAS 123R and therefore has not restated financial results for prior periods. Under this transition method, the Company applied the provisions of SFAS 123R to new awards and to awards modified, repurchased, or cancelled after May 1, 2006. All stock options and warrants outstanding at May 1, 2006 were fully vested.

The Company recorded compensation cost for stock-based employee awards of $533,000 ($336,000 after tax effects) during the year ended April 30, 2007. The pretax amount includes $397,000 for restricted shares issued on May 1, 2006 and $136,000 for stock options granted in fiscal 2007. The Company had not previously issued restricted shares. Tax benefits were recognized for these costs at the Company's overall expected effective tax rate.

As a result of the adoption of SFAS 123R, earnings were lower than under the previous accounting method for share-based compensation by the following amounts:

(Dollars in thousands)	Year Ended April 30, 2007
Income before taxes	$136
Net income	$ 85
Basic and diluted net earnings per common share	$ .01

Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from the exercise of non-qualified stock options and any disqualifying disposition of vested stock options as operating cash flows in the Consolidated Statement of Cash Flows. During the years ended April 30, 2006 and 2005, tax benefits relating to stock options exercised in the amounts of $114,000 and $304,000, respectively, were included in operating cash flows. SFAS 123R requires that cash flows from the exercise of stock options resulting from tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) be classified as financing cash flows. For the year ended April 30, 2007, excess tax benefits relating to option and warrant exercises in the amount of $85,000 were included in financing cash flows. The 2006 and 2005 excess tax benefits have been reclassified as a financing cash flow to conform to the 2007 presentation.

The following table illustrates the effect on net income after tax and net income per common share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation for the years ended April 30, 2006 and 2005:

(Dollars in thousands)	Years Ended April 30, 2006	2005
Net income, as reported	$ 16,705	$ 17,976
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(100)	(624)
Pro forma net income	$ 16,605	$ 17,352
Basic earnings per common share:		
As reported	$ 1.41	$ 1.53
Pro forma	$ 1.40	$ 1.48
Diluted earnings per common share:		
As reported	$ 1.39	$ 1.49
Pro forma	$ 1.38	$ 1.44

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model based on the weighted average assumptions in the table below.

	April 30, 2007	April 30, 2006	April 30, 2005
Expected term (years)	4.8	5.0	5.0
Risk-free interest rate	5.14%	4.5%	4.9%
Volatility	62%	45%	40%
Dividend yield	—	—	—

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of the Company's stock. The Company has not historically issued any dividends and does not expect to do so in the foreseeable future.

Stock Options

The shareholders of the Company have approved three stock option plans, including the 1986 Incentive Stock Option Plan ("1986 Plan"), the 1991 Non-Qualified Stock Option Plan ("1991 Plan") and the 1997 Stock Option Plan ("1997 Plan"). While previously granted options remain outstanding, no additional option grants may be made under the 1986 and 1991 Plans. The 1997 Plan set aside 1,500,000 shares of the Company's common stock for grants to employees, directors and certain advisors of the Company at a price not less than the fair market value of the stock on the date of grant and for periods not to exceed ten years. The options vest upon issuance. At April 30, 2007, there were 28,558 shares of common stock available for grant under the 1997 Plan. Options granted under the Company's stock option plans expire in the calendar years 2008 through 2016.

	Plan		
	1986	1991	1997
Minimum exercise price as a percentage of fair market value at date of grant	100%	100%	100%
Last expiration date for outstanding options	N/A	N/A	April 30, 2015
Shares available for grant at April 30, 2007	0	0	28,558

The following is a summary of the changes in outstanding options for the year ended April 30, 2007:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at beginning of period	287,295	$10.38	61.2 Months
Granted	12,250	$19.75	103.9 Months
Exercised	(13,750)	$5.89	--
Canceled	(11,250)	$20.82	--
Outstanding at end of period	274,545	$10.59	50.3 Months

The grant-date fair value of options granted, net of tax, during fiscal 2007 and 2006 was $85,000 and $100,000, respectively. The total intrinsic value of options exercised during fiscal 2007 and 2006 was $155,621 and $754,257, respectively. The aggregate intrinsic value of outstanding options at April 30, 2007 is $1,487,609.

The Company received cash from options exercised during fiscal 2007 of $81,030. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statement of Cash Flows.

Warrants

As of April 30, 2007, the Company had outstanding stock purchase warrants issued in 2004 to purchase 18,750 shares at prices ranging from $11.83 to $18.23 per share (weighted average exercise price of $13.11). All of the warrants are presently exercisable and expire between 2008 and 2009. The warrants have a weighted average remaining contractual life of 15.8 months at April 30, 2007. There were 22,329 shares of stock purchased as the result of warrants exercised during the year ended April 30, 2007. The intrinsic value of the warrants exercised was $374,000. The outstanding warrants at April 30, 2007 had an aggregate intrinsic value of $14,800.

Stock Incentive Plan

The Company has a Stock Incentive Plan wherein a total of 39,728 shares were available for award at April 30, 2007. The associated compensation expense for grants of restricted stock is spread equally over the service periods established at award date and is subject to the employee's continued employment by the Company. During the first quarter of fiscal 2007, 57,500 restricted shares were granted with a fair value of $20.07 per share, the market price of the Company's stock on grant date. These restricted shares had a weighted average vesting period of 3.3 years and began vesting on May 1, 2006. In the second quarter of fiscal 2007, 2,522 restricted shares were issued as part of the executive bonus plan. In the third quarter, 250 shares were issued to an employee as a service award. These shares are fully vested.

The Company recorded a pre-tax expense of $397,000 related to the Stock Incentive Plan during the fiscal year ended April 30, 2007.

There have been no modifications to any of the Company's outstanding share-based payment awards during fiscal 2007.

As of April 30, 2007, the Company has $796,000 of total unrecognized compensation cost related to unvested awards granted under the Company's Stock Incentive Plan, which the Company expects to recognize over a weighted-average remaining period of 2.4 years.

Treasury Stock

The Company purchased 30,000 and 72,800 shares of its common stock to be held as treasury stock for a total cost of $454,029 and $1,312,189 during 2007 and 2006, respectively. Treasury stock may be used for issuances under the Company's stock option plan or for other general corporate purposes. All other common shares which have been purchased by the Company under its stock repurchase plan have been cancelled and retired.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies which the Company adopts as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards which are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which will require companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. The interpretation applies to income tax expense as well as any related interest and penalty expense.

FIN 48 requires that changes in tax positions recorded in a company's financial statements prior to the adoption of this interpretation be recorded as an adjustment to the opening balance of retained earnings for the period of adoption. FIN 48 will generally be effective for public companies for the first fiscal year beginning after December 15, 2006. The Company will adopt the provisions of this interpretation during the first quarter of fiscal 2008. No determination has yet been made regarding the materiality of the potential impact of this interpretation on the Company's financial statements.

FASB Statement No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154") was issued in May 2005. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this new pronouncement in fiscal 2007 did not impact the Company's financial condition, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The Company will be required to adopt this standard in the first quarter of the fiscal year ending April 30, 2009. The Company is in the process of evaluating the anticipated effect of SFAS 157 on its consolidated financial statements and is not currently in a position to determine such effects.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, "Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 requires quantification of the impact of all prior year misstatements from both an income statement and a balance sheet perspective to determine if the misstatements are material. SAB 108 is effective for the Company's fiscal year ending April 30, 2007. The adoption of this new pronouncement in fiscal 2007 did not impact the Company's financial condition, results of operations or cash flows.

In February 2007, the FASB issued Statement 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement 115". The statement permits entities to choose to measure certain financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Unrealized gains and losses on any items for which Car-mart elects the fair value measurement option would be reported in earnings. Statement 159 is effective for fiscal years beginning after November 15, 2007. However, early adoption is permitted for fiscal years beginning on or before November 15, 2007, provided Car-mart also elects to apply the provisions of Statement 157, "Fair Value Measurements", at the same time. Car-mart is currently assessing the effect, if any, the adoption of Statement 159 will have on its financial statements and related disclosures.

Reclassifications

Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the fiscal 2007 presentation. Excess tax benefits related to equity instruments and cash overdrafts have been classified as financing cash flows. Proceeds from and repayments of the revolving credit facility have been presented on a gross basis in the financing activities section of the statements of cash flows.

C - Finance Receivables, Net

The Company originates installment sale contracts from the sale of used vehicles at its dealerships. These installment sale contracts typically include interest rates ranging from 6% to 19% per annum, are collateralized by the vehicle sold and provide for payments over periods ranging from 12 to 36 months. The components of finance receivables as of April 30, 2007 and 2006 are as follows:

(In thousands)	April 30, 2007	April 30, 2006
Gross contract amount	$ 199,677	$ 207,378
Less unearned finance charges	(21,158)	(22,135)
Principal balance	178,519	185,243
Less allowance for credit losses	(39,325)	(35,864)
Finance receivables, net	$ 139,194	$ 149,379

Changes in the finance receivables, net balance for the years ended April 30, 2007, 2006 and 2005 are as follows:

(In thousands)	Years Ended April 30, 2007	2006	2005
Balance at beginning of year	$ 149,379	$ 123,099	$ 103,684
Finance receivable originations	196,200	196,190	173,446
Finance receivables from acquisition of business	354	845	0
Finance receivable collections	(124,092)	(111,315)	(105,973)
Provision for credit losses	(63,077)	(45,810)	(38,094)
Inventory acquired in repossession	(19,570)	(13,630)	(9,964)
Balance at end of year	$ 139,194	$ 149,379	$ 123,099

Changes in the finance receivables allowance for credit losses for the years ended April 30, 2007, 2006 and 2005 are as follows:

(In thousands)	Years Ended April 30, 2007	2006	2005
Balance at beginning of year	$ 35,864	$ 29,251	$ 25,036
Provision for credit losses	63,077	45,810	38,094
Allowance related to acquisition of business, net change	(366)	527	0
Charge-offs, net of recovered collateral	(59,250)	(39,724)	(33,879)
Balance at end of year	$ 39,325	$ 35,864	$ 29,251

D - Property and Equipment

A summary of property and equipment as of April 30, 2007 and 2006 is as follows:

(In thousands)	April 30, 2007	2006
Land	$ 5,221	$ 5,234
Buildings and improvements	5,890	5,093
Furniture, fixtures and equipment	4,000	3,673
Leasehold improvements	4,588	3,292
Less accumulated depreciation and amortization	(2,816)	(1,856)
	$ 16,883	$ 15,436

E - Accrued Liabilities

A summary of accrued liabilities as of April 30, 2007 and 2006 is as follows:

(In thousands)	April 30, 2007	2006
Compensation	$ 1,970	$ 2,594
Cash overdraft (see Note B)	-	2,441
Deferred service contract revenue (see Note B)	1,812	1,627
Deferred sales tax (see Note B)	928	1,012
Subsidiary redeemable preferred stock (see Note H)	500	500
Interest	286	258
Other	737	311
	$ 6,233	$ 8,743

F – Revolving Credit Facilities

A summary of revolving credit facilities is as follows:

Revolving Credit Facilities					
	Aggregate	Interest		Balance at	
Primary Lender	Amount	Rate	Maturity	April 30, 2007	April 30, 2006
Bank of Oklahoma	$50.0 million	Prime +/-	Apr 2009	$ 30,311,142	$ 43,588,443

On April 28, 2006, Car-Mart and its lenders amended the credit facilities. The amended facilities set total borrowings allowed on the revolving credit facilities at $50 million and established a new $10 million term loan. The term loan was funded in May 2006 and called for 120 consecutive and substantially equal installments beginning June 1, 2006. The interest rate on the term loan is fixed at 8.08%. The principal balance on the term loan was $9.4 million at April 30, 2007. The interest rate on the term loan could decrease to as low as 7.33% in the future if funded debt to EBITDA, as defined, is below

2.25 to 1.00. The combined total for the Company's credit facilities is $60 million. On March 12, 2007 (effective December 31, 2006) Car-Mart and its lenders again amended the credit facilities. The March 12, 2007 amendments served to change the Company's financial covenant requirements and to and adjust the Company's interest rate pricing grid on its revolving credit facilities. The pricing grid is based on funded debt to EBITDA, as defined, and the interest rate on the revolving credit facilities can range from prime minus .25 or LIBOR plus 2.75 to prime plus 1.00 or LIBOR plus 4.00.

The facilities are collateralized by substantially all the assets of Car-Mart including finance receivables and inventory. Interest is payable monthly under the revolving credit facilities at the bank's prime lending rate plus .75% per annum at April 30, 2007 (9.0%) and at the bank's prime lending rate less .25% per annum at April 30, 2006 (7.50%). The interest rate on the revolving credit facilities increased between years due to increases in the prime rate and to the Company's financial performance. The facilities contain various reporting and performance covenants including (i) maintenance of certain financial ratios and tests, (ii) limitations on borrowings from other sources, (iii) restrictions on certain operating activities, and (iv) limitations on the payment of dividends or distributions to the Company. The Company was in compliance with the covenants at April 30, 2007. The amount available to be drawn under the facilities is a function of eligible finance receivables and inventory. Based upon eligible finance receivables and inventory at April 30, 2007, Car-Mart could have drawn an additional $10.2 million under its facilities.

The Company also has a $1.2 million term loan secured by the corporate aircraft. The term loan is payable over ten years and has a fixed interest rate of 6.87%. The principal balance on this loan was $1.1 million at April 30, 2007.

G - Income Taxes

The provision for income taxes for the fiscal years ended April 30, 2007, 2006 and 2005 was as follows:

	Years Ended April 30,		
(In thousands)	2007	2006	2005
Provision for income taxes			
Current	$ 2,206	$ 10,714	$ 10,138
Deferred	(754)	(898)	370
	$ 1,452	$ 9,816	$ 10,508

The provision for income taxes is different from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	Years Ended April 30,		
(In thousands)	2007	2006	2005
Tax provision at statutory rate	$ 1,938	$ 9,282	$ 9,970
State taxes, net of federal benefit	13	643	751
Reduction of tax reserves	(500)	-	-
Other, net	1	(109)	(213)
	$ 1,452	$ 9,816	$ 10,508

The effective income tax rate in 2007 was 26%. This tax rate resulted primarily from the elimination of $500,000 of tax reserves established in prior years for potential issues from the Internal Revenue Service ("IRS") examinations of the Company's 2002 tax returns and certain items in subsequent years. The reserves were eliminated based on notification received from the IRS that the

Company would not be assessed any additional taxes, penalties or interest related to the examinations. Also, the Company's state income taxes for 2007 were lower due to the distribution of taxable income among the Company's operating subsidiaries.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of April 30, 2007 and 2006 were as follows:

(In thousands)	April 30, 2007	April 30, 2006
Deferred tax liabilities related to:		
Finance receivables	$ 1,671	$ 2,520
Property and equipment	413	259
Total	2,084	2,779
Deferred tax assets related to:		
Accrued liabilities	1,112	1,035
Inventory	586	479
Share based compensation	51	-
Other	-	176
Total	1,749	1,690
Deferred tax liabilities, net	$ 335	$ 1,089

H - Capital Stock

The Company is authorized to issue up to one million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. The Company has not issued any preferred stock.

A subsidiary of the Company has issued 500,000 shares of $1.00 par value preferred stock which carries a 6% cumulative dividend. Accumulated but undeclared dividends at April 30, 2007 and 2006 were $30,000. The Company's subsidiary can redeem the preferred stock at any time at par value plus any unpaid dividends. After April 30, 2007, a holder of 400,000 shares of the subsidiary preferred stock can require the Company's subsidiary to redeem such stock for $400,000 plus any unpaid dividends. The subsidiary preferred stock is included in accrued liabilities.

I – Weighted Average Shares Outstanding

Weighted average shares outstanding used in the calculation of basic and diluted earnings per share were as follows for the years ended April 30, 2007, 2006 and 2005:

	Years Ended April 30, 2007	2006	2005
Average shares outstanding – basic	11,850,247	11,852,804	11,737,398
Dilutive options and warrants	103,740	165,737	289,347
Average shares outstanding – diluted	11,953,987	12,018,541	12,026,745
Antidilutive securities not included:			
Options and warrants	88,500	77,250	21,563
Restricted Stock	39,667	-	-

J - Stock Options and Warrants

Stock Options

Since inception, the shareholders of the Company have approved three stock option plans including the 1986 Incentive Stock Option Plan ("1986 Plan"), the 1991 Non-Qualified Stock Option Plan ("1991 Plan") and the 1997 Stock Option Plan ("1997 Plan"). While previously granted options remain outstanding, no additional option grants may be made under the 1986 and 1991 Plans. The 1997 Plan sets aside 1,500,000 shares of the Company's common stock for grants to employees, directors and certain advisors of the Company at a price not less than the fair market value of the stock on the date of grant and for periods not to exceed ten years. At April 30, 2007 and 2006, there were 28,558 and 40,808 shares of common stock available for grant, respectively, under the 1997 Plan. Options granted under the Company's stock option plans expire in the calendar years 2008 through 2016. The following is an aggregate summary of the activity in the Company's stock option plans from April 30, 2004 to April 30, 2007:

	Number of Shares	Exercise Price per Share	Proceeds on Exercise	Weighted Average Exercise Price per Share
Outstanding at April 30, 2004	508,391	$ 2.58 to 11.83	2,520,687	$ 4.96
Granted	86,250	19.83 to 23.75	2,004,550	23.24
Exercised	(224,256)	2.58 to 6.59	(939,175)	4.19
Canceled	(165)	6.59	(1,087)	6.59
Outstanding at April 30, 2005	370,220	$ 3.67 to $23.75	3,584,975	$ 9.68
Granted	15,000	22.17	332,550	22.17
Exercised	(72,650)	3.67 to 8.77	(479,971)	6.61
Canceled	(25,275)	6.59 to 23.75	(456,715)	18.07
Outstanding at April 30, 2006	287,295	$ 3.67 to $23.75	2,980,839	$ 10.38
Granted	12,250	11.62 to 20.47	241,908	19.75
Exercised	(13,750)	3.67 to 11.83	(81,030)	5.89
Canceled	(11,250)	19.83 to 22.17	(234,250)	20.82
Outstanding at April 30, 2007	274,545	$ 3.67 to $23.75	$ 2,907,467	$ 10.59

As of April 30, 2007, 2006 and 2005, all stock options were exercisable. A summary of stock options outstanding as of April 30, 2007 is as follows:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 3.67 to $ 8.77	185,045	2.52	$ 4.81
11.62 to 23.75	89,500	7.66	22.55
	274,545	4.19	$ 10.59

Warrants

As of April 30, 2007, the Company had stock purchase warrants outstanding to purchase 18,750 shares, issued during fiscal 2004 at a weighted average grant date fair value of $4.05, with prices ranging from $11.83 to $18.23 per share (weighted average exercise price of $13.11). All of the warrants are presently exercisable and expire in fiscal year 2009.

K - Commitments and Contingencies

Facility Leases

The Company leases certain dealership and office facilities under various non-cancelable operating leases. Dealership leases are generally for periods from three to five years and contain multiple renewal options. As of April 30, 2007, the aggregate rentals due under such leases, including renewal options that are reasonably assured, were as follows:

Years Ending April 30,	Amount *(In thousands)*
2008	$ 2,685
2009	2,640
2010	2,584
2011	2,460
2012	2,319
Thereafter	14,463
	$ 27,151

The $27.2 million of lease commitments includes $6.7 million of non-cancelable lease commitments under the primary lease terms, and $20.5 million of lease commitments for renewal periods at the Company's option that are reasonably assured. For the years ended April 30, 2007, 2006 and 2005, rent expense for all operating leases amounted to approximately $2,757,000, $2,440,000 and $2,114,000, respectively.

Litigation

In the ordinary course of business, the Company has become a defendant in various types of other legal proceedings. The Company does not expect the final outcome of any of these actions, individually or in the aggregate, to have a material adverse effect on the Company's financial position, annual results of operations or cash flows. However, the results of legal proceedings cannot be predicted with certainty, and an unfavorable resolution of one or more of these legal proceedings could have a material adverse effect on the Company's financial position, annual results of operations or cash flows.

Related Finance Company

Car-Mart of Arkansas and Colonial do not meet the affiliation standard for filing consolidated income tax returns, as such they file separate federal and state income tax returns. Car-Mart of Arkansas routinely sells its finance receivables to Colonial at what the Company believes to be fair market value and is able to take a tax deduction at the time of sale for the difference between the tax basis of the receivables sold and the sales price. These types of transactions, based upon facts and circumstances, have been permissible under the provisions of the Internal Revenue Code ("IRC") as described in the

Treasury Regulations. For financial accounting purposes, these transactions are eliminated in consolidation, and a deferred tax liability has been recorded for this timing difference. The sale of finance receivables from Car-Mart of Arkansas to Colonial provides certain legal protection for the Company's finance receivables and, principally because of certain state apportionment characteristics of Colonial, also has the effect of reducing the Company's overall effective state income tax rate by approximately 240 basis points. The actual interpretation of the Regulations is in part a facts and circumstances matter. The Company believes it satisfies the material provisions of the Regulations. Failure to satisfy those provisions could result in the loss of a tax deduction at the time the receivables are sold, and have the effect of increasing the Company's overall effective income tax rate as well as the timing of required tax payments.

The Internal Revenue Service ("IRS") has not yet formally concluded its examinations of the Company's tax returns for fiscal 2002 and certain items in subsequent years. However, on May 8, 2007, the Company received notification from the IRS that the Company would not be assessed any additional taxes, penalties or interest related to the examinations. The formal notification of the examination results are expected in the near future. The examinations focused on whether or not the Company satisfied the provisions of the Treasury Regulations which would entitle Car-Mart of Arkansas to a tax deduction at the time it sells its finance receivables to Colonial. Based upon the favorable notification, the Company recognized $500,000 of net income in the fourth quarter of fiscal 2007 for the elimination of associated tax reserves.

L - Fair Value of Financial Instruments

The table below summarizes information about the fair value of financial instruments included in the Company's financial statements at April 30, 2007 and 2006:

(In thousands)	April 30, 2007 Carrying Value	April 30, 2007 Fair Value	April 30, 2006 Carrying Value	April 30, 2006 Fair Value
Cash	$ 257	$ 257	$ 255	$ 255
Finance receivables, net	139,194	133,840	149,379	138,719
Accounts payable	2,473	2,473	3,095	3,095
Revolving credit facilities	30,311	30,311	43,588	43,588
Notes payable	10,518	10,518	-	-

Because no market exists for certain of the Company's financial instruments, fair value estimates are based on judgments and estimates regarding yield expectations of investors, credit risk and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

Financial Instrument	Valuation Methodology
Cash	The carrying amount is considered to be a reasonable estimate of fair value due to the short-term nature of the financial instrument.
Finance receivables, net	The fair value was estimated based upon discussions with third party purchasers of finance receivables.
Accounts payable	The carrying amount is considered to be a reasonable estimate of fair value due to the short-term nature of the financial instrument.
Revolving credit facilities	The fair value approximates carrying value due to the variable interest rates charged on the borrowings.
Notes payable	The fair value approximates carrying value due to the nature of the collateral and the recent placement of the debt.

M - Supplemental Cash Flow Information

Supplemental cash flow disclosures for the years ended April 30, 2007, 2006 and 2005 are as follows:

(In thousands)	Years Ended April 30, 2007	2006	2005
Supplemental disclosures:			
Interest paid	$ 3,700	$ 2,336	$ 1,179
Income taxes paid, net	5,856	9,204	10,227
Non-cash transactions:			
Inventory acquired in repossession	19,570	13,630	9,964

N - Quarterly Results of Operations (unaudited)

A summary of the Company's quarterly results of operations for the years ended April 30, 2007 and 2006 is as follows (in thousands, except per share information):

	Year Ended April 30, 2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 62,191	$ 59,539	$ 59,308	$ 59,296	$ 240,334
Net income (loss)	4,155	(1,928)	(50)	2,055	4,232
Earnings per share:					
Basic	.35	(.16)	-	.17	.36
Diluted	.35	(.16)	-	.16	.35

	Year Ended April 30, 2006				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 58,179	$ 55,329	$ 58,248	$ 62,451	$ 234,207
Net income	4,887	2,799	4,465	4,554	16,705
Earnings per share:					
Basic	.41	.24	.38	.38	1.41
Diluted	.41	.23	.37	.38	1.39

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report (April 30, 2007), the Company carried out an evaluation, under the supervision and with the participation of management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in 13a-15(e) of the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in this report.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on management's assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of April 30, 2007.

The Company's independent auditors have issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report appears below.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
America's Car-Mart, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that America's Car-Mart Inc. (a Texas Corporation) and subsidiaries maintained effective internal control over financial reporting as of April 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). America's Car-Mart Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that America's Car-Mart Inc., and subsidiaries maintained effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also in our opinion, America's Car-Mart Inc., and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of April 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of America's Car-Mart, Inc. and subsidiaries as of April 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2007 and our report dated July 13, 2007 expressed an unqualified opinion on those financial statements.

/S/ GRANT THORNTON LLP

Tulsa, Oklahoma
July 13, 2007

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the Company's last fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 9A(T). Controls and Procedures

Not Applicable

Item 9B. Other Information

None.

PART III

Except as to information with respect to executive officers which is contained in a separate heading under Part I, Item 1 of this Form 10-K, the information required by Items 10 through 14 of this Form 10-K is, pursuant to General Instruction G(3) of Form 10-K, incorporated by reference herein from the Company's definitive proxy statement to be filed pursuant to Regulation 14A for the Company's Annual Meeting of Stockholders to be held in October 2007 (the "Proxy Statement"). The Company will, within 120 days of the end of its fiscal year, file with the SEC a definitive proxy statement pursuant to Regulation 14A.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference. Information regarding the executive officers of the Company is set forth under the heading "Executive Officers" in Part I, Item 1 of this report.

Item 11. Executive Compensation

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference. See also "Equity Compensation Plan Information" in Item 5 of this report in response to this item.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item is will be contained in the Proxy Statement and such information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)1. **Financial Statements and Accountant's Report**

The following financial statements and accountant's report are included in Item 8 of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of April 30, 2007 and 2006

Consolidated Statements of Operations for the years ended April 30, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended April 30, 2007, 2006 and 2005

Consolidated Statements of Stockholders' Equity for the years ended April 30, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

(a)2. **Financial Statement Schedules**

The financial statement schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

(a)3. **Exhibits**

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation of the Company, as amended. (2)
3.2	Bylaws dated August 24, 1989. (3)
4.1	Specimen stock certificate. (4)
4.2	Amended and Restated Agented Revolving Credit Agreement, dated June 23, 2005, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, Arvest Bank, First State Bank, Bank of Oklahoma, N.A., and Liberty Bank of Arkansas and one or more additional lenders to be determined at a later date, Bank of Arkansas, N.A., as agent for the banks and Bank of Oklahoma, N.A., as the paying agent. (5)
4.2.1	First Amendment to the Amended and Restated Agented Revolving Credit Agreement, dated September 30, 2005, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, Arvest Bank, First State Bank, Bank of Oklahoma, N.A., and Liberty Bank of Arkansas and one or more additional lenders to be determined at a later date, Bank of Arkansas, N.A., as agent for the banks. (6)

Exhibit Number	Description of Exhibit
4.2.2	Third Amendment to the Amended and Restated Agented Revolving Credit Agreement, dated February 24, 2006, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, Arvest Bank, First State Bank, Bank of Oklahoma, N.A., and Liberty Bank of Arkansas and one or more additional lenders to be determined at a later date, Bank of Arkansas, N.A., as agent for the banks. (7)
4.2.3	Fourth Amendment to the Amended and Restated Agented Revolving Credit Agreement, dated April 28, 2006, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, Arvest Bank, First State Bank, Bank of Oklahoma, N.A., and Liberty Bank of Arkansas and one or more additional lenders to be determined at a later date, Bank of Arkansas, N.A., as agent for the banks. (8)
4.2.4	Fifth Amendment to Amended and Restated Agented Revolving Credit Agreement, dated March 8, 2007 (effective December 31, 2006), among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, First State Bank of Northwest Arkansas, Enterprise Bank and Trust, Sovereign Bank, Commerce Bank, N.A. and First State Bank. (16)
4.3	Revolving Credit Agreement, dated June 23, 2005, among America's Car-Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as borrowers, and Bank of Oklahoma, N.A., as lender. (5)
4.3.1	Second Amendment to Revolving Credit Agreement, dated September 30, 2005, among America's Car-Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as borrowers, and Bank of Oklahoma, N.A., as lender. (6)
4.3.2	Third Amendment to Revolving Credit Agreement, dated April 28, 2006, among America's Car-Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as borrowers, and Bank of Oklahoma, N.A., as lender. (8)
4.3.3	Fourth Amendment to Revolving Credit Agreement, dated March 8, 2007 (effective December 31, 2006), among America's Car-Mart, Inc. an Arkansas corporation, and Texas Car-Mart, Inc. as borrowers, and Bank of Arkansas, N.A., as lender. (16)
4.3.4	Guaranty Agreement dated March 8, 2007 (effective December 31, 2006), among America's Car-Mart, Inc., an Arkansas corporation, and Bank of Arkansas, N.A., as lender. (16)
10.1	1986 Incentive Stock Option Plan. (9)
10.1.1	Amendment to 1986 Incentive Stock Option Plan adopted September 27, 1990. (10)
10.2	1991 Non-Qualified Stock Option Plan. (11)
10.3	1997 Stock Option Plan. (12)
10.4	2005 Restricted Stock Plan. (15)

Exhibit Number	Description of Exhibit
10.4.1	Amendment to 2005 Restricted Stock Plan (17)
10.5	Form of Indemnification Agreement between the Company and certain officers and directors of the Company. (13)
10.6	Employment Agreement, dated May 1, 2006, between the Company and Tilman J. Falgout, III. (18)
10.7	Employment arrangements with Jeffrey A. Williams. (18)
10.8	Employment Agreement, dated May 1, 2006, between the Company and William H. Henderson. (18)
10.9	Employment Agreement, dated May 1, 2006, between the Company and Eddie Lee Hight. (18)
14.1	Code of Business Conduct and Ethics. (14)
21.1	Subsidiaries of America's Car-Mart, Inc. (1)
23.1	Consent of Independent Registered Public Accounting Firm. (1)
24.1	Power of Attorney of William H. Henderson. (1)
24.2	Power of Attorney of Tilman J. Falgout, III. (1)
24.3	Power of Attorney of J. David Simmons. (1)
24.4	Power of Attorney of William A. Swanston. (1)
24.5	Power of Attorney of William M. Sams. (1)
24.6	Power of Attorney of Daniel J. Englander. (1)
31.1	Rule 13a-14(a) certification. (1)
31.2	Rule 13a-14(a) certification. (1)
32.1	Section 1350 certification. (1)

(1) Filed herewith.

(2) Previously filed as Exhibits 4.1-4.8 to the Company's Registration Statement on Form S-8 initially filed with the Securities and Exchange Commission on November 16, 2005 (No. 333-129727) and incorporated herein by reference.

(3) Previously filed as Exhibit 4.9 to the Company's Registration Statement on Form S-8 initially filed with the Securities and Exchange Commission on November 16, 2005 (No. 333-129727) and incorporated herein by reference.

(4) Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended April 30, 1994 and incorporated herein by reference.

(5) Previously filed as an Exhibit to the Company's Current Report on Form 8-K initially filed with the

Securities and Exchange Commission on June 29, 2005 and incorporated herein by reference.

(6) Previously filed as an Exhibit to the Company's Current Report on Form 8-K initially filed with the Securities and Exchange Commission on October 6, 2005 and incorporated herein by reference.

(7) Previously filed as an Exhibit to the Company's Current Report on Form 8-K initially filed with the Securities and Exchange Commission on February 27, 2006 and incorporated herein by reference.

(8) Previously filed as an Exhibit to the Company's Current Report on Form 8-K initially filed with the Securities and Exchange Commission on May 3, 2006 and incorporated herein by reference.

(9) Previously filed as an Exhibit to the Company's Registration Statement on Form 10, as amended, (No. 0-14939) and incorporated herein by reference.

(10) Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended April 30, 1991 and incorporated herein by reference.

(11) Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended April 30, 1992 and incorporated herein by reference.

(12) Previously filed as an Exhibit to the Company's Registration Statement on Form S-8, as amended, initially filed with the Securities and Exchange Commission on October 20, 1997 (No. 333-38475) and incorporated herein by reference.

(13) Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1993 and incorporated herein by reference.

(14) Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended April 30, 2004 and incorporated herein by reference.

(15) Previously filed as Appendix B to the Company's Proxy Statement on Schedule 14A initially filed with the Securities and Exchange Commission on August 29, 2005 and incorporated herein by reference.

(16) Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 and incorporated herein by reference.

(17) Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 and incorporated herein by reference.

(18) Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended April 30, 2006 and incorporated herein by reference.

(b) The exhibits are listed in Item 15(a)3. above.

(c) Refer to Item 15(a)2. above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICA'S CAR-MART, INC.

Dated: July 13, 2007

By: /s/ Tilman J. Falgout, III
Tilman J. Falgout, III
Chief Executive Officer
(principal executive officer)

Dated: July 13, 2007

By: /s/ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance and Chief Financial Officer
(principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* Tilman J. Falgout, III	Chairman of the Board, Chief Executive Officer and Director	July 13, 2007
* William H. Henderson	Vice Chairman of the Board, President and Director	July 13, 2007
* J. David Simmons	Director	July 13, 2007
* Daniel J. Englander	Director	July 13, 2007
* William M. Sams	Director	July 13, 2007
* William A. Swanston	Director	July 13, 2007

* By/s/ Jeffrey A. Williams
Jeffrey A. Williams
As Attorney-in-Fact
Pursuant to Powers of
Attorney filed herewith

Main Office

802 SE Plaza Ave., Suite 200
Bentonville, Arkansas 72712
Phone: (479) 464-9944
Fax: (479) 273-7556

Dallas Office

251 O'Connor Ridge Blvd., Suite 100
Irving, Texas 75038
Phone: (972) 717-3423
Fax: (972) 717-0973

www.car-mart.com